

THOMAS NELSON, INC.

Tommy NELSON

COUNTRYMAN

Annual Report 2002

Contents

TO OUR SHAREHOLDERS 3

CORPORATE REVIEW

- *Nelson Books* 4
- *W Publishing Group* 5
- *Rutledge Hill Press* 5
- *Cool Springs Press* 6
- *Nelson Bibles* 6
- *Nelson Reference & Electronic* 7
- *Editorial Caribe* 8
- *J. Countryman* 8
- *Tommy Nelson* 9


Tommy
NELSON

- *Women of Faith* 10

SELECTED FINANCIAL DATA 12

FINANCIAL REVIEW 13–35

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS 36

OTHER FINANCIAL INFORMATION 38

BOARD OF DIRECTORS AND OFFICERS 39

Company Profile

Thomas Nelson, Inc. publishes Bibles and books and hosts inspirational seminars, all designed to appeal to the Christian and family-oriented lifestyle segments of the population. The Company's business strategy is to achieve superior results by publishing high-quality products for the Christian and general retail markets. Thomas Nelson's Common stock and Class B Common stock are listed on the New York Stock Exchange under the symbols TNM and TNMB, respectively. More information is located on the World Wide Web at

www.thomasnelson.com

Financial Highlights

(Dollars in thousands, except per share amounts)	2002	2001
Net Revenues	$ 215,552	$ 214,147
Operating Income	16,188	17,627
Income from Continuing Operations	7,821	8,977
Net Loss	(49,474)	(2,834)
EBITDA from Continuing Operations	19,213	20,626
Income Per Share from Continuing Operations	0.55	0.63
Net Loss Per Share	(3.45)	(0.20)
EBITDA Per Share from Continuing Operations	1.34	1.44
Book Value Per Share	5.41	8.91
Long-Term Debt to Total Capitalization	42.1%	46.7%


"Your word is a lamp to my feet
and a light to my path."
Psalm 119:105 NKJV

Dear Fellow Shareholders:

Fiscal year 2002 was another occasion to demonstrate that Thomas Nelson is a leader in the field of Christian and inspirational publishing. Our publishing units performed very well competitively and reasonably well financially in a year in which the business environment was poor. Indeed, we started the year with the U.S. economy going into its first recession in a decade.

As the year went on, we restructured the Company by disposing of our gift division and certain other non-core assets in order to focus on what we do best. We are proud of our hard-won position of leadership in our segment of the publishing industry.

Fiscal 2002 proved to be a very busy and challenging year. During the reconfiguration, we experienced the tragic events of September 11th. In some small measure, I think our company played a part in helping the nation recover from this shock. We were able to bring to market certain books and music products designed to provide solace, hope and inspiration during a time of need.

More recently, we were challenged by the bankruptcy of Kmart. When this important and valued customer received court protection from its creditors, we were owed over $4 million, reflecting the strong sales results we've been experiencing throughout the mass merchandise channel of distribution. We elected to write off the entire amount in our third fiscal quarter and were able, in the subsequent quarter, to reverse approximately one third of this loss when we initiated the sale of our outstanding Kmart receivable.

Looking ahead, we see an economy which appears to be starting its recovery. Consumers have not been the problem this time around; rather, it's been our direct customers, the retailers, who have been slow and late in placing orders. Everyone, including Thomas Nelson, is being careful about controlling inventory levels. Our sales to the larger store groups within the Christian Booksellers' Association are strong, but the smaller entities, including the mini-chains and the independent establishments, are still cautious.

Our restructuring efforts are largely completed. All of our business is now publishing or closely related, and we invested much of the proceeds from asset disposals into ourselves by repaying a substantial amount of our outstanding debt. As you review our financial statements in this report, note that our debt level has dropped by roughly half since last year.

Our revenues for the full year were marginally ahead of a year ago but below expectations. Aside from the softness in the overall economy, the biggest reason for our revenue performance was a need to compare our recent results with unusually strong sales a year ago. This was especially so in the fourth quarter, when in fiscal 2001, W Publishing benefited from the release of *The Evangelist* and *Mind Siege*. We had nothing comparable to those two significant books in the final quarter of fiscal 2002.

Our sales results for the year were also affected by a decision to increase our reserves for product returns. We took this step based on our analysis of current trends. This change in estimate had the immediate effect of reducing our net sales by approximately $2 million, but we believe it was a prudent and appropriate business decision.

Our Women of Faith business had a very strong year in fiscal 2002. Revenues were ahead by more than 20%, and growth in profits also increased by double-digit percentages. In fiscal 2001, Women of Faith hosted 22 events, and in fiscal 2002, it hosted 26. We currently have 27 events planned for fiscal year 2003.

We believe there are great opportunities for profitable growth ahead of us, and we intend to pursue them. We've shown yet again that a focus on producing the best quality products is a good way to outperform competitors, even when the market is under stress. As you will read in the business section of this annual report, we remain optimistic about the Company's future business opportunities.

Investors who joined us last year have done especially well; our share price nearly doubled over the course of fiscal year 2002. You can be certain that all of us at Thomas Nelson are exerting our best efforts to prove worthy of the trust and support we've received from our shareholders over the past year and throughout our history.

Sincerely,

Sam Moore

Sam Moore
President

Publishing Groups

The Company's publishing business is organized into Bible and book imprints and conferences. All of the Company's business units produce similar products for a similar customer base; however, the following information regarding the Company's publishing business is provided to demonstrate the breadth of its product offerings.

· | · | ·

Fiscal year 2002 saw a refinement of strategic direction for **Nelson Books**. "We are recommitted to excellence and to achieve growth through that pursuit. To that end, we reduced the number of titles we published last year by 30% and still achieved more than 20% growth in dollar sales," explains Michael S. Hyatt, Executive Vice President and Publisher of Thomas Nelson Books. "We have an ongoing effort to publish the highest quality works from the most gifted Christian writers, and to join with those authors and their ministries to reach more people with the Good News."

The commitment to both the messenger and the message is evident in the repeated success of many key Nelson authors. Dr. Charles Stanley released three titles last year, all of which earned a place on the best-seller lists–*Walking Wisely, Gift of Love* and *When Tragedy Strikes.* Tommy Tenney, in his first year with Thomas Nelson, placed two titles on best-seller lists, *The God Catchers* and *Experiencing His Presence.* Stormie Omartian's *Praying God's Will for Your Life,* and *Lord, I Want to Be Whole* have consistently placed high on the CBA paperback best-seller list since their release. The works of John Eldredge have had a powerful impact on the market and on individual lives. While his earlier releases, *Sacred Romance* and *Journey of Desire,* continue to appear on best-seller lists, John's newest release, *Wild at Heart,* has climbed the CBA and the Publisher's Weekly religion charts at an impressive rate and is still going strong. "We are all inspired by the stories we hear from people who are deeply moved by Nelson books, none more than those by John Eldredge. He is still a relative newcomer, but his message is resonating with men and women in a powerful way. It is especially gratifying to hear from people whose lives have been changed by the books we publish," said Hyatt.

Thomas Nelson has seen growth in numerous publishing genres. We are a leader in motivational and personal growth books and have published several significant new titles, including *The 17 Indisputable Laws of Teamwork* and *The 17 Essential Qualities of a Team Player,* both from John C. Maxwell and both of which hit the New York Times business best-seller list. A focus on health and fitness titles, led by *What Would Jesus Eat?* by Dr. Don Colbert, enjoyed success in the market. Among Nelson's fiction best-sellers are *Devil's Island,* the first novel from perennial non-fiction best-selling author John Hagee, and *Heart of the Sandhills* from Christy® award finalist Stephanie Grace Whitson. Charismatic best-sellers include *Forever Ruined for the Ordinary* by Joy Dawson, *Under Cover* by John Bevere and Tommy Tenney's *The God Catchers.*



Kissed Girls and Made Them Cry
Tommy Tenney
God's Eye View
Jesus Eat?
John C. Maxwell
Your Road Map for Success
Walking Wisely
John Eldredge
Wild at Heart
John Hagee
Of God

Several Nelson titles were singled out for awards last year. *Christian Retailing's* Retailer's Choice Awards honored *The God Catchers, Wild at Heart* and *Lord, I Want to be Whole.* Selected as Evangelical Christian Publishers Association Gold Medallion finalists are *How to Live Through a Bad Day* by Jack Hayford, *In the Secret Place of the Most High* by Cynthia Heald, and *Wild at Heart.*

"We are thankful for our success this past year and we are encouraged about our future," says Hyatt. "Next year, we are planning to release works from many of the authors with whom we have already enjoyed so much success, and we will introduce several compelling works from authors new to Thomas Nelson, including Erwin Raphael McManus, Angela Thomas Guffey and Stan Mitchell. It is an exciting time to be in Christian publishing and with Nelson Books."

· | · | ·

W Publishing Group passed several memorable milestones during the year, including the landmark transition from Word Publishing. With our new name comes a renewed commitment to present the world's premier Christian content.

W has a rich heritage as the home of some of Christianity's leading voices, and fiscal year 2002 was true to form as we populated best-seller lists with new releases from authors such as Max Lucado, Anne Graham Lotz and Hank Hanegraaff. In addition, many of our top authors received national media attention through coverage in USA Today, Town and Country and TV Guide, as well as with appearances on such programs as The Today Show, Politically Incorrect, The View, and Larry King Live.

Max Lucado's book, *Traveling Light*, was released just weeks after the tragic events of September 11th to a nation in desperate need of hope. Rather than canceling the pre-scheduled book tour, we realized this message was particularly appropriate at such a time as this. The extensive tour began with a prayer service at the Barnes & Noble store near the World Trade Center site. Over the course of the next few days, Max's message reached millions through a massive publicity effort, including a USA Today advertising campaign and multiple general market and CBA bookstore signings. As a result, *Traveling Light* was Max's first book to hit both the New York Times and the USA Today bestseller lists.

Last fall, Anne Graham Lotz's book, *Heaven*, was launched to both critical and commercial success. Anne was able to discuss the topics of this book on national forums such as Larry King Live and The Today Show–as well as in lengthy articles in USA Today and other key media. *Heaven* continues to climb the bestseller lists.

We also enjoyed success with Hank Hanegraaff's book, *The Prayer of Jesus*; Charles Swindoll's newest *Great Lives* release, *Paul*; Barbara Johnson's *Plant a Geranium in Your Cranium* and Jennifer O'Neill's book, *From Fallen to Forgiven* (which was discussed everywhere from Politically Incorrect to USA Today). W also published several fiction bestsellers, including new releases from rising stars such as Ted Dekker and Robert Whitlow.

W recently secured a commitment with Max Lucado extending through 2006. We streamlined our core author brands to approximately twenty top communicators, and we are finalizing several unique licensing and distribution partnerships for the new year. In addition, there are major works planned for fiscal year 2003 with Max Lucado, Anne Graham Lotz, Charles Swindoll, Ravi Zacharias, John MacArthur, Hank Hanegraaff, Kathy Troccoli, Bill Bright, Ted Dekker, Barbara Johnson, Charles Colson, Pat Robertson and other leading authors.

· | · | ·


CALIFORNIA
How to Raise a Lady
How to Raise a Gentleman
I HOPE YOU DANCE

Fiscal year 2002 was a banner year for **Rutledge Hill Press**™, which was led by the continued success of *I Hope You Dance.* In November, *I Hope You Dance* became the first book ever to be certified gold (sales of more then 500,000 copies) by the Recording Industry Association of America. Other successful NoteBooks™ (book/CD combinations) from Rutledge Hill Press in fiscal year 2002 included Lee Greenwood's *God Bless the USA*, which sold more than 200,000 copies; *He Didn't Have to Be* by Brad Paisley and Kelley Lovelace and *Merry Christmas From The Family* by Robert Earl Keen.

Publishing Groups

Last year, our Gentlemanners series grew both in number of titles and sales. One of the authors was profiled in the New York Times and People Magazine, and the books sold well in the Brooks Brothers chain of men's stores as well as on QVC.

Fiscal year 2003 looks promising with the release of *Duty, Honor, Country: The Legacy of Prescott Bush; Something Worth Leavin' Behind*, a new NoteBook that coincides with the release of Lee Ann Womack's newest CD and *Remembering Patsy*, a gift book tribute to Patsy Cline. In fiscal year 2003, Rutledge Hill Press will launch a new series of books in partnership with iVillage.com, a leading web site for women.

· | · | ·

Thomas Nelson added **Cool Springs Press™** in June 2001. Cool Springs Press is a leading publisher of gardening books that are customized for specific states and regions. An integral aspect of Cool Springs Press' success is its affiliation with expert gardening communicators in each state who can recommend the best plants for their areas. This approach offers home gardeners the assurance of relevant advice that they can implement with confidence and success.

Cool Springs Press offers three unique series of gardening books and each is designed to compliment the others. *Gardener's Guides* recommend the top-performing landscape plants for individual states. Advice on seasonal gardening maintenance is featured in the *Month-by-Month Gardening* series. For those who also desire edible gardens, Cool Springs Press offers *Fruit and Vegetable* titles for Midwestern and Southern states. We offer titles for more than eighty percent of the U.S. population. Our authors are regularly seen on national television programs including Home and Garden Television. In addition, Cool Springs Press' authors can be heard across the country on radio call-in programs dedicated to gardening.

For fiscal year 2003, Cool Springs Press plans to expand into new states with established and new products. A new line of state-specific *Lawns* books will be published in the fall. Initially, this series will cover the South and is expected to be expanded into the Midwest by fiscal 2004.

· | · | ·

Fiscal year 2002 saw the birth of a company-wide initiative to organize much of our publishing and marketing activity around key company brands, including many properties managed by **Nelson Bibles**. Anchored by our best-selling family Bible, *Thomas Kinkade's Lighting the Way Home*, we continue to enjoy strong sales of Kinkade products, thanks to innovative design and consistent marketing.

Nelson Bibles continues to enjoy sales success with our *Precious Moments®* brand. In fiscal year 2002, Nelson passed the 10,000,000 unit mark with our *Precious Moments®* Bible line and signed a new agreement with Precious Moments, Inc., giving us another five years as the exclusive *Precious Moments®* Bible publisher.

Building on the enormous success of the *Extreme Teen™ Bible, Xt4J™* (*Extreme for Jesus*) has emerged as the leading teen publishing brand in our market. In fiscal year 2002, we achieved a major success through the placement of permanent *Xt4J* merchandising in 400 stores while passing the million-mark in sales for the brand in November.

With more than 1,000,000 Bibles and 1,500,000 units of reference products sold, *Spirit Filled Life* (under the leadership of Jack Hayford) has become our leading product line for the rapidly growing Charismatic and Pentecostal segments of the Church. We launched the brand with the *New Spirit Filled Life Bible* in August 2001 and added all-new reference and electronic ancillaries for fiscal year 2003. These products position our Company to serve this market for years to come.

The strong growth in sales over the past 24 months of our proprietary *New King James Version* has convinced us that Nelson Bibles

Publishing Groups


KING
JAM
STU
BIBL

could benefit by adding a dedicated brand manager for the NKJV line. He or she will focus on more aggressive marketing, innovative content development and better message positioning to the consumer market.

The *New Century Version*, a proprietary and easy-to-read translation that enjoys a close relationship with Max Lucado and *The New Inspirational Bible*, will be updated and re-launched in fiscal year 2003. We've improved growth and visibility for the translation through a full range of Bible products for all ages, including *KidsBible.com, Extreme Teen* in NCV and the updated *Youth Bible*, which was created in partnership with Group Publishing. The hiring of a dedicated NCV brand manager in fiscal year 2003 is intended to accelerate sales, help us broaden this product line and create a unique marketing position to focus on the experience of Bible reading. Celebrated as the first translation developed with children in mind, the *International Children's Bible* will be re-launched in fiscal year 2003 as a partnership between Nelson Bibles and Tommy Nelson.

In fiscal year 2002, we continued to assert our leadership with more aggressive sales programs, better cost control and more deliberate branding of *Nelson's King James Version*. As a result of our superior range of content, proven sell-through and pricing, Family Christian Stores named *Nelson Bibles* as the exclusive publisher for the largest KJV lines for calendar 2002.

Other successes included *The Visual Bible*, which was one of our leading sellers and most profitable lines in fiscal year 2002, and the *So That's Why Bible*, which has color timelines of Bible events and a CD-ROM. This Wal-Mart exclusive chronological Bible sold more than 60,000 units in just 6 months. Other best-sellers included *The King James Study Bible; The MacArthur Study Bible; Extreme Teen Bible*™; *Precious Moments® Small Hands Bible; Spirit Filled Life Bible* and *Lighting the Way Home* (*Kinkade Family Bible*).

We have a strong team in place, and we are making steady progress to improve key balance sheet measures, which should enhance our rates of return on investment. At the same time, we are repositioning our team for renewed growth through the addition of key personnel and a continued commitment to market-leading, full-Bible content. While many describe Bible publishing as mature, September 11th reminded us that the Bible is eternal and that the human need for Biblical direction is timeless. To that end, our leadership team has unveiled a new slogan for our Bible business: "Timeless Truth. Eternal Impact."

• | • | •

"Reference Rules!" was the catch-phrase at our sales conference this year as the **Reference & Electronic Publishing Division** continued to dominate its category in the CBA market. Of the 50 bestsellers among reference backlist titles, Nelson Reference and Electronic had 28 of them, according to the March 2002 issue of *CBA Marketplace*. That included 9 of the top 10 and 13 of the top 15 titles. The nearest competitor had only 11 titles among the top 50, and beyond that, no publisher had more than 3 on the list.

"Backlist titles are the mainstay of reference publishing," says Wayne Kinde, Associate Publisher of Nelson Reference and Electronic. "Reference products are designed for the long haul. We plan and market our books that way. Each year our list of enduring hits grows stronger as we continue to add new volumes that pastors, teachers and Christian readers will turn to for years to come."

The *CBA Marketplace* Reference Premier 50 list provides strong testimony of our growth. Two years ago we were proud to claim 48 percent of the list. Last year we climbed to 52 percent, and now we've achieved 56 percent. This list is based on units sold through CBA channels. We also sell through other channels, including ABA stores, the mass marketers, international outlets, Christian ministries and direct sales.

Five Reference & Electronic Publishing releases are finalists in the Gold Medallion Awards from the Evangelical Christian Publishers Association.

Publishing Groups

They are *Word Biblical Commentary, Vol. 34B: Mark* by Craig Evans, *The Century of the Holy Spirit* by Vinson Synan, *Understanding Islam* by James Beverley, *Step Off* by Justin Lookadoo and *Paul on Trial* by John Mauck.

The latest, most dramatic release of the year was *eBible*™, a new generation of Bible software hailed as "the easiest Bible software in the world." Its One Click™ technology allows the user to quickly compare books, create reports, integrate texts and search all books. *eBible* is designed to look, feel and run like a favorite website.

Other highlights of the year for Electronic Publishing included the *J. Vernon McGee Electronic Library* and four Best of CD-ROMs: *John Maxwell on Leadership, John Maxwell on Attitude, Charles Stanley on Character* and *Max Lucado on Jesus*.

This year the division built upon its strong foundation by adding new titles to the *Word Biblical Commentary*, the *A-to-Z* series, and the *Everything in the Bible* series.

It strengthened its list by releasing innovative four-color *Just the FAQs* (Frequently Asked Questions) *About God, About Jesus, About the Holy Spirit* and *About the Bible*.

The division plunged into a new area, breathing new life into the sermon annuals category that has been dominated by other publishers for half a century. *Nelson's Annual Preacher's Sourcebook* has a fresh, user-friendly look and a CD-ROM tucked in the back of each volume. Both of these features target the younger, more computer-savvy pastor. The more than 160 sermons and outlines provide a rich resource for this year and the future.

· | · | ·

Thomas Nelson acquired **Editorial Caribe** in 1991 and Editorial Betania in the following year. These two imprints are the nucleus of our Spanish-language publishing group.

Caribe-Betania Editores' contribution to Spanish-language evangelical literature has been notable. In addition to publishing Spanish translations of titles by Max Lucado, John C. Maxwell and other best-selling authors, we publish the most recognized and established Latin American communicators. Our titles won "best book" and "Bible of the year" designation by SEPA (Spanish Evangelical Publishers Association): *Diario Vivir* (Life Application Bible), and *¿Cómo llego a fin de mes?* (How do I make it until month's end?) by author Andrés Panasiuk.


BIBLIA
PLENITUD

Some of our flagship products are Spanish versions of Nelson best-sellers. These include: *Diccionario Ilustrado de la Biblia (Nelson's Illustrated Dictionary of the Bible), VINE (Vine's Expository Dictionary of the Old and New Testaments), BECA (Caribe's Electronic Library), PLENITUD (Spirit-Filled Life Bible), DIARIO VIVIR (Life Application Bible)* and, recently, a Spanish translation of *Strong's Exhaustive Concordance.* We expect that these important works will continue to serve the scholar as well as the general reader for generations to come.

· | · | ·

We publish close to 50% of the best-selling inspirational books in the CBA, making **J. Countryman**® the largest inspirational gift book publisher in the CBA market. Under the leadership of founder and publisher Jack Countryman, the entire Countryman team is committed to touching and changing lives, one book at a time, by producing the highest quality gift products.

A major success of this past fiscal year was the continued growth of our innovative line of daily devotionals. This series was launched two

Publishing Groups


Savor This Moment
Billy Graham Homecoming
Teamwork Makes the Dream Work
Incredible Moments
Max Lucado
Grace for the Moment

years ago with Max Lucado's *Grace for the Moment*, with more than one million units of this title sold. Three new editions were released in fiscal year 2002—Charles Swindoll's *Wisdom for the Way*, John MacArthur's *Truth for Today* and Billy Graham's *Hope for Each Day*. In addition, gift books by John C. Maxwell, John Eldredge, Max Lucado, Michael W. Smith, Nicole C. Mullen, Carolyn Arends and Catherine Marshall met with great success.

We also launched a new line of book-cards in fiscal year 2002, which began with a series called *I Celebrate You*. On the heels of this popular line came additional book-card series such as *Honey From My Heart* and *Joy Notes*.

J. Countryman also has experienced success as a licensor of the work of best-selling artist Karla Dornacher. There are currently more than a hundred different licensed products featuring Karla's unique art, ranging from greeting cards and screen savers to wind chimes and T-shirts.

In fiscal year 2002, J. Countryman entered into a ground-breaking relationship with Hallmark. There are now twenty-two J. Countryman titles in more than 8,000 Hallmark Gold Crown® stores, as well as drug stores and grocery stores.

J. Countryman kicks off fiscal year 2003 with the 20th anniversary of *God's Promises®* books. Since the creation of the first God's Promises book, more than 11 million people have experienced the power of having God's many promises at their fingertips. This major milestone will be celebrated through in-store promotions and the release of new editions in this series. As an example, *God's Promises, The Spirit of America* comes with a special promise; for every book sold at retail, we will send a book to a man or woman serving in our country's military.

There will also be new J. Countryman releases in the coming year by Charles Stanley, Thomas Kinkade, Kathy Troccoli, John C. Maxwell, Max Lucado, Billy Graham and other leading communicators and artists. When it comes to innovative, inspirational gift books, no one does it better than J. Countryman.

· | · | ·

Our industry looks to **Tommy Nelson** to set the standard for innovative, exciting and inspirational entertainment for children of all ages. In fiscal year 2002, Tommy maintained its leadership position through several strategic accomplishments. Major successes included the highly successful *Prayer of Jabez* children's books, the innovative launch of teen/tween hardcover fiction, the start of two new video series, sales of more than 100,000 *Bibleman* action figures and the placement of numerous products on the CBA Children's Bestseller lists.

Tommy continues to focus on a "branded" strategy, with multiple releases centering on 12 core Tommy brands. For the first time in Tommy's history, more than 1 million copies of a product brand were sold within six months of release. Bruce Wilkinson's best-selling book *The Prayer of Jabez* led to the creation of four children's books that, together, surpassed the million unit mark between July and Christmas.

Frank Peretti's bestseller, *The Veritas Project: Hangman's Curse* simultaneously topped the children's and adult fiction bestseller lists. Tommy also premiered Peretti's new *Wild and Wacky* audio and video series in fiscal year 2002. In this Bible-based series, Frank (playing Mr. Henry) takes children on a zany tour through a world filled with a talking fish from Brooklyn named Bubs, hip recreations of biblical stories, a bluegrass band, and other surprises.

Jay Jay the Jet Plane® was launched on PBS in June 2001. By the end of fiscal year, sales of Jay Jay products had doubled across the brand from the year before. Other notable successes for Tommy in fiscal year 2002 include children's books by Thomas Kinkade and four very popular *Bibleman®* action figures (which resulted in Tommy becoming the leading producer of action figures within the CBA

Publishing Groups


The Prayer of Jabez
Frank Peretti
The Prayer of Jabez
God's Awesome Design
Only One of Me
God's Kids Worship
Talk to God. He Listens.

market). In addition, Tommy entered into the world of DVDs with the release of editions of our most popular video projects.

Fiscal year 2003 will include major releases from Tommy's top communicators. Frank Peretti will release his highly anticipated follow-up to *Hangman's Curse* with the hardcover premier of *Veritas 2: Nightmare Academy.* To enhance the growing line of *Wild and Wacky* products, Tommy Nelson will unveil a *Wild and Wacky Bible Story Book* complete with an enhanced audio CD.

Other high-powered releases for the new year include *Secrets of the Vine* books for children. These four kids' books are based on the #1 best-selling book of 2001 by the #1 best-selling author of 2001, Bruce Wilkinson. There will also be new projects from Max Lucado, Hank Hanegraaff, Thomas Kinkade and Mary Lou Retton, as well as some new projects featuring *Jay Jay the Jet Plane®*, *Adventures in Odyssey®* and a new children's praise and worship music series titled *God's Kids Worship.*

The inspirational children's market has changed dramatically over the last five years, shifting from being dominated by books to a market filled with video, music, toys and interactive products. Tommy Nelson will focus on strengthening its industry leadership position by meeting market demands for wide product breadth while continuing to focus on profitability for each brand and product.

· | · | ·

Through its **Women of Faith®** division, the Company hosts inspirational and motivational conferences for women across North America. These events encourage women spiritually and emotionally. The conferences feature some of the best-known authors, speakers and musical artists in the CBA market.

During fiscal year 2002, Women of Faith hosted 26 events and had over 332,000 women in attendance, compared to 22 events and 297,000 attendees in fiscal year 2001. These events provide an excellent opportunity for us to sell our products.



Women of Faith experienced over 29,000 decisions for Christ during fiscal year 2002, compared to 23,000 in fiscal year 2001. In addition, Women of Faith helped women sponsor over 13,000 children and their families from third world countries through our partnership with World Vision during each of fiscal years 2002 and 2001.

Women of Faith.com is an on-line community of women who gather to build relationships with one another and with God. Founded in June 1999, the site creates a place where Christian women from all over the world come to share their life experiences and faith with one another.

Children of Faith™ is a new way for parents to show the life-changing love of God to their children through our books, videos and music products. The mission of Children of Faith is to provide resources to parents to teach their children that God loves them, provides for them and is always in control. Children of Faith is linked with key partners, including Tommy Nelson, to provide for the successful merchandising of the Children of Faith brand. During fiscal year 2002, Women of Faith launched the Children of Faith brand via books, plush toys and a video/DVD at its conferences. Providing a children's line at the conferences added a new dimension, allowing attendees to purchase quality, Christian-based products for both themselves and their children.


"How beautiful is the person
who comes to bring good news"
Romans 10:15 NCV

Selected Financial Data

(Dollars in thousands, except per share data)

Years Ended March 31,	2002	2001	2000	1999	1998
Operating Results [a]					
Net revenues[b]	$ 215,552	$ 214,147	$ 182,001	$ 173,903	$ 168,815
Operating income	$ 16,188	$ 17,627	$ 18,358	$ 17,234	$ 19,592
Income from continuing operations	$ 7,821	$ 8,977	$ 10,657	$ 8,615	$ 11,070
Income (loss) from discontinued operations[c]	(16,862)	(11,811)	(716)	240	1,603
Cumulative effect of a change in accounting principle[d]	(40,433)	-	-	-	-
Net income (loss)	$ (49,474)	$ (2,834)	$ 9,941	$ 8,855	$ 12,673
Cash Flow					
Net cash provided by continuing operating activities	$ 24,374	$ 508	$ 8,781	$ 1,485	$ 4,992
Net cash provided by (used in) discontinued operating activities	$ (3,092)	$ 57	$ (12,692)	$ (1,215)	$ (791)
Net cash provided by (used in) investing activities	$ 33,662	$ (666)	$ (15,299)	$ 1,093	$ (2,708)
Net cash provided by (used in) financing activities	$ (56,543)	$ 1,414	$ 19,757	$ (39,734)	$ (6,101)
EBITDA from continuing operations[e]	$ 19,213	$ 20,626	$ 21,035	$ 22,705	$ 25,313
Financial Position					
Total assets	$ 183,476	$ 285,266	$ 284,349	$ 242,499	$ 277,857
Working capital	83,683	140,466	145,897	117,841	140,911
Total debt	56,374	111,800	107,941	84,307	83,209
Shareholders' equity	77,576	127,437	131,732	125,649	156,396
Long-term debt to total capitalization	42.1%	46.7%	45.0%	40.2%	34.7%
Per Share Data [a]					
Income per share from continuing operations	$ 0.55	$ 0.63	$ 0.75	$ 0.56	$ 0.65
Income (loss) per share from discontinued operations[c]	(1.18)	(0.83)	(0.05)	0.02	0.09
Cumulative effect of a change in accounting procedure[d]	(2.82)	-	-	-	-
Net income (loss) per share	$ (3.45)	$ (0.20)	$ 0.70	$ 0.58	$ 0.74
Dividends declared per share	$ 0.04	$ 0.16	$ 0.16	$ 0.16	$ 0.16
EBITDA per share[e]	1.34	1.44	1.48	1.49	1.48
Book value per share	5.41	8.91	9.25	8.22	9.14
Weighted average number of shares outstanding (in thousands)[f]	14,348	14,299	14,242	15,279	17,113

(a) For all periods presented, operating results and per share data have been restated for discontinued operations.

(b) The increase in net revenues during fiscal 2001 was primarily attributable to the full year of operations of fiscal 2000 acquisitions.

(c) Discontinued operations include Ceres Candles and Gifts, Remuda Ranch Center for Anorexia and Bulimia, Inc. and The C.R. Gibson Company.

(d) The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", as of April 1, 2001. The election of SFAS No. 142 resulted in a $40.4 million cumulative effect of a change in accounting principle charge to write-off goodwill associated with the Company's gift division, which was discontinued and sold during fiscal 2002.

(e) EBITDA, earnings from continuing operations before interest expense, income taxes and depreciation and amortization expense, is a common measure not based in accounting principles generally accepted in the United States.

(f) Represents basic weighted average number of shares outstanding in accordance with SFAS No. 128.

Management's Discussion & Analysis of Financial Condition and Results of Operations

Overview

The Company disposed of its non-publishing businesses this year and is now poised to focus all of its efforts on its strength, publishing.

On October 11, 2001, the Company announced that it had entered into a definitive agreement by which the Company would sell and CRG Acquisition Corp. ("CRG") would purchase the Company's gift business, including substantially all of the assets of the Company's wholly-owned subsidiary, The C.R. Gibson Company ("Gibson"). The purchase was consummated on November 7, 2001, with an effective date of October 31, 2001, at a purchase price of $30.5 million, plus the assumption by CRG of certain liabilities. This sale resulted in a loss on disposal of $15.3 million. The Company also recognized a $40.4 million cumulative effect of a change in accounting principle charge to write-off goodwill associated with Gibson. Gibson generated an operating income (loss) from discontinued operations of $(0.8) million, $(3.2) million and $0.3 million in fiscal years 2002, 2001 and 2000, respectively. The Company utilized net proceeds from the sale to pay down existing debt. The financial statements reflect the gift business segment as discontinued operations for all periods presented.

During December 2000, the Company determined it would dispose of its Ceres candles operation, formerly a division of its gift segment. This sale was completed in August 2001 for approximately $1.5 million. This sale resulted in a loss on disposal of $(0.5) million in fiscal 2002 and $(7.3) million in fiscal 2001. Ceres generated an operating loss from discontinued operations of $(1.3) million and $(1.0) million in fiscal years 2001 and 2000, respectively.

Effective April 1, 2001, Remuda Ranch Center for Anorexia and Bulimia, Inc. ("Remuda Ranch"), which operates therapeutic centers in Arizona for women with eating disorders, was reflected as discontinued operations. For periods prior to April 1, 2001, Remuda Ranch net assets are reflected as assets held for sale in accordance with Emerging Issues Task Force Issue No. 87-11, "Allocation of Purchase Price to Assets to be Sold." Remuda Ranch was part of the New Life Treatment Center, Inc. ("NLTC") acquisition during fiscal 2000 and was considered as assets held for sale from the acquisition date through March 31, 2001. The Company closed the sale of the Remuda Ranch net assets in July 2001 for approximately $7.2 million in cash and a $2 million note receivable. This sale resulted in a loss on disposal of $(0.3) million during fiscal 2002. The operations of Remuda Ranch have been accounted for as discontinued operations and accordingly, their assets, liabilities and results of operations are segregated in the accompanying consolidated statements of operations, balance sheets and statements of cash flows and have been reclassified for all periods presented, except Remuda Ranch net assets for periods prior to April 1, 2001, which were classified as assets held for sale.

During fiscal 2000, the Company completed three business acquisitions. On June 24, 1999, the Company acquired substantially all of the assets of Ceres for approximately $6.2 million, which included the assumption of certain liabilities. On December 30, 1999, the Company acquired substantially all of the assets of Rutledge Hill Press, Inc. for approximately $4.5 million including the assumption of certain liabilities. Rutledge Hill Press is a Nashville, Tennessee-based publisher that specializes in cooking, quilting, regional interest and Civil War titles. On January 28, 2000, the Company acquired approximately 70% of the outstanding shares of NLTC from a group of investors for approximately $15.4 million in cash. NLTC, headquartered in Plano, Texas, operated two primary businesses. One, Women of Faith, hosts inspirational conferences for women at venues throughout the United States, and the other, Remuda Ranch operation described above. As discussed above, at the NLTC acquisition date, Remuda Ranch was identified as an asset held for sale. During fiscal 2001, the Company paid approximately $0.8 million in cash and issued approximately 108,000 shares of the Company's common stock to acquire an additional 10% of the outstanding shares of NLTC, and has accepted additional shares of NLTC in lieu of debt payments from a third party. At March 31, 2002, the Company owned approximately 99% of the outstanding shares of NLTC.

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. These policies are common with industry practice and are applied consistently from period to period.

Revenue Recognition: The Company has four primary revenue sources: sales of publishing product, attendance fees and product sales from its Women of Faith seminars, royalty income from licensing copyrighted material to third parties and billed freight. Revenue from the sale of publishing product is recognized upon shipment to the customer. A reserve for sales returns is recorded where return privileges exist. The returns reserve is determined by using a 12-month rolling average return rate, multiplied by gross sales occurring over the previous four-month period by market sales channel. Historical experience reflects that product is generally returned from and credited to customers' accounts within the first 120 days of the original sale. The Company's current analysis indicates that its experience changed during fiscal 2002 from 90 days to 120 days, which resulted in an increase in the returns reserve for the period. This change in accounting estimate effectively reduced reported sales by $1.9 million for the fourth quarter and the fiscal year. The full amount of the returns reserve, net of inventory and royalty costs (based on current gross margin rates), is shown as a reduction of accounts receivable in the accompanying consolidated financial statements. Returns of publishing products from customers are accepted in accordance with standard industry practice. Generally, products that are designated as out-of-print are not returnable 90 days after notice of out-of-print status is given to the customer. Also, certain high discount sales are not returnable. Revenue from seminars is recognized as the seminars take place. Cash received in advance of seminars is included in the accompanying financial statements as deferred revenue. Royalty income from licensing the Company's publishing rights is recorded as revenue when earned under the terms of the applicable license, net of amounts due to authors. Billed freight consists of shipping charges billed to customers and is recorded as revenue upon shipment of product.

Allowance for Doubtful Accounts: The Company records an estimated reserve for bad debts as a reduction to accounts receivable in the accompanying consolidated financial statements. The reserve for bad debts has two components: a general reserve and a specific reserve. The general reserve is calculated using a 10-year rolling bad debt history applied to the accounts receivable balance, less specific reserves. Our credit department identifies specific reserves for each customer which is deemed to be a collection risk or may have filed for bankruptcy protection.

Management's Discussion & Analysis, cont.

Inventories: Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) valuation method. The FIFO method of accounting for inventory was selected to value our inventory at the lower of market or current cost because the Company continuously introduces new products, eliminates existing products and redesigns products. Therefore, inflation does not have a material effect on the valuation of inventory. Costs of producing publishing products are included in inventory and charged to operations when product is sold or otherwise disposed. These costs include paper, printing, binding, outside editorial, international freight and duty costs, when applicable. The Company policy is to expense all internal editorial, production, warehousing and domestic freight-in costs as incurred, except for certain indexing, stickering, typesetting, and assembly costs, which are capitalized into inventory. Costs of abandoned publishing projects are charged to operations when identified. The Company also maintains a reserve for excess and obsolete inventory as a reduction to inventory in the accompanying consolidated financial statements. This reserve is based on historical liquidation recovery rates applied to inventory quantities identified in excess of a twenty-four month supply on hand for each category of product.

Royalty Advances/Pre-Production Costs: Royalty advances are typically paid to authors at contract execution, as is standard in the publishing industry. These advances are either recorded as prepaid assets or other (long-term) assets in the accompanying consolidated financial statements, depending on the expected publication date (availability for shipment) of the product. Author advances for trade books are generally amortized over five months beginning when the product is first sold into the market. The Company's historical experience is that typically 80% of book product sales occur within the first five months after release into the market. Reference and video royalty advances are generally amortized over a twelve-month period beginning with the first sale date of the product, as these products typically have a longer sales cycle than books. Royalty advances for significant new Bible products are amortized on a straight-line basis for a period not to exceed five years (as determined by management).

When royalty advances are earned through product sales at a faster pace than the amortization period, the amortization expense is accelerated to match the royalty earnings. Outstanding advances are reviewed monthly for abandoned projects or titles that appear to have unrecoverable advances. All abandoned projects and advances that management does not expect to fully recover are charged to operations when identified.

For authors with multiple book/product contracts, the advance is amortized over a period that encompasses the publication of all products, generally not to exceed 24 months or the actual recovery period, whichever is shorter. Advances to our most important authors are typically expensed as they are recovered through sales. These authors generally have multiple year and multiple book contracts, as well as strong sales history of backlist titles (products published during preceding fiscal years and prior) that can be used to recover advances over long periods of time.

Many Bible, reference and video products require significant development costs prior to the actual printing or production of the saleable product. These products also typically have a longer life cycle. All video pre-production costs are amortized over 12 months on a straight-line basis. Bible and reference products typically have the longest life cycle. Pre-production costs for significant Bible and reference products are recorded as other assets in the accompanying consolidated financial statements and are amortized on a straight-line basis, for a period not to exceed five years (as determined by management).

Goodwill and Intangible Assets: In June 2001, the Financial Accounting Standards Board issued Statement of Financial

Management's Discussion & Analysis, cont.

Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill no longer be amortized, but tested for impairment by comparing net book carrying values to fair market values upon adoption and periodically thereafter. The Company has adopted the provisions of SFAS No. 142 as of April 1, 2001. The election of SFAS No. 142 resulted in a $40.4 million cumulative effect of a change in accounting principle charge to write-off goodwill associated with the Company's gift division, which was discontinued and sold during fiscal 2002. The election of this new pronouncement had a favorable impact on continuing operations by eliminating amortization of remaining goodwill attributable to continuing operations, which amounted to a pre-tax impact of $1 million. In accordance with SFAS No. 142, goodwill was tested for impairment by the Company's reporting units: Core Publishing, Women of Faith and Gift. The fair value for the assets of the Core Publishing and Women of Faith reporting units was evaluated using discounted expected cash flows and current market multiples, and it was determined that no impairment existed during fiscal 2002. The fair value of the Gift assets was determined by the actual sales price for that division.

Results of Operations

The following table sets forth, for the periods indicated, certain selected statement of operations data of the Company expressed as a percentage of net revenues and the percentage change in dollars of such data from the prior fiscal year.

	Years Ended March 31,			Fiscal Year-to Year Increase (Decrease)	
	2002	2001	2000	2001 –2002	2000 –2001
Net revenues	100.0	100.0	100.0	0.7	17.7
Costs and expenses:					
Cost of goods sold	60.2	60.3	58.5	0.5	21.3
Selling, general and administrative	30.9	30.1	29.9	3.4	18.2
Depreciation and amortization	1.4	1.4	1.5	0.9	12.0
Total costs and expenses	92.5	91.8	89.9	1.4	20.1
Operating income	7.5	8.2	10.1	(8.2)	(4.0)
Interest expense	1.7	1.6	1.8	7.2	6.0
Income from continuing operations	3.6	4.2	5.9	(12.9)	(15.8)
Loss from discontinued operations	(7.8)	(5.5)	(0.4)		
Cumulative effect of change in accounting principle	(18.8)	–	–		
NET INCOME (LOSS)	(23.0)	(1.3)	5.5		

The Company's net revenues fluctuate seasonally, with revenues in the first fiscal quarter historically being less than the remaining quarters of the year. Seasonality is the result of increased consumer purchases of the Company's products during the traditional calendar year-end holidays. Due to this seasonality, the Company has historically incurred a loss or recognized only a small profit during the first quarter of each fiscal year. In addition, the Company's quarterly operating results may fluctuate significantly due to new product introductions, the timing of selling and marketing expenses and changes in sales and product mixes.

The following discussion includes certain forward-looking statements. Actual results could differ materially from those in the forward-looking statements, and a number of factors may affect future results, liquidity and capital resources. These factors include, but are not limited to, softness in the general retail environment, the timing of products being introduced to the market, the level of product returns experienced, the level of margins achievable in the marketplace, the collectibility of accounts receivable, recoupment of royalty advances, effects of acquisitions or dispositions, financial condition of our customers and suppliers, realization of inventory values at carrying amounts, access to capital and realization of income tax and intangible assets. Future revenue and margin trends cannot be reliably predicted and may cause the Company to adjust its business strategy during the 2003 fiscal year. The Company disclaims any intent or obligation to update forward-looking statements.

Management's Discussion & Analysis, cont.

Fiscal 2002 Compared to Fiscal 2001

Net revenues from continuing operations in fiscal 2002 increased $1.4 million, or 0.7%, over fiscal 2001. The increase in net revenues related primarily to an increase in Women of Faith seminar revenue due to an increase in the number of events, somewhat offset by declines in product sales through our ministry and direct mail sales channels and increases in reserves for returns, as previously discussed. The decline in sales through these channels is due to an adverse impact from the events of September 11th. Our ministry customers received fewer donations this year due to a significant shift in charitable giving to disaster relief funds. Although we increased prices on several of our product lines this year, price increases did not have a material effect on net revenues.

The Company's cost of goods sold from continuing operations for fiscal 2002 increased by $0.6 million, or 0.5%, and, as a percentage of net revenues, remained essentially the same.

Selling, general and administrative expenses from continuing operations for fiscal 2002 increased by $2.2 million, or 3.4%, over the comparable period in fiscal 2001, and, as a percentage of net revenues, increased from 30.1% to 30.9%. This increase is primarily attributable to the net impact of $3 million from the Kmart bankruptcy.

Depreciation and amortization from continuing operations was essentially the same as the prior year in dollars and as a percentage of net sales. The Company ceased amortizing goodwill during the current year in conjunction with adopting SFAS No. 142. This was offset by increased amortization of deferred loan costs and a change in the estimated useful life of certain computer equipment and software.

Interest expense attributable to continuing operations remained materially consistent with fiscal 2001.

Fiscal 2001 Compared to Fiscal 2000

Net revenues in fiscal 2001 increased $32.1 million, or 17.7%, over fiscal 2000. This was primarily due to the full year of operations of fiscal 2000 acquisitions, Women of Faith and Rutledge Hill Press, which accounted for approximately $25 million of the increase, as well as modest growth in core book and Bible product lines. Price increases did not have a material effect on net revenues.

The Company's cost of goods sold for fiscal 2001 increased $22.6 million, or 21.3%, and, as a percentage of net revenues, increased from 58.5% to 60.3%. The increase in cost of goods sold as a percentage of net revenues resulted primarily from issues related to royalty advance recovery from certain publishing products.

Selling, general and administrative expenses for fiscal 2001 increased $9.9 million, or 18.2%, over the comparable period in fiscal 2000, primarily due to payroll and conference related expenses from a full year's operations of fiscal 2000 acquisitions. These expenses, expressed as a percentage of net revenues, were comparable from fiscal 2000 to fiscal 2001.

Depreciation and amortization for fiscal 2001 increased $0.3 million, or 12.0%, from fiscal 2000. This increase is directly attributable to amortization of goodwill and other intangible assets that resulted from fiscal 2000 acquisitions.

Interest expense increased $0.2 million, or 6.0%, for fiscal 2001. The increase in interest expense is related to incremental debt incurred as a result of fiscal 2000 acquisitions, partially offset by the effect of reductions in interest rates.

Liquidity and Capital Resources

At March 31, 2002, the Company had $0.5 million in cash and cash equivalents. The primary sources of liquidity to meet the Company's future obligations and working capital needs are cash generated from operations, an expected tax refund and borrowings available under bank credit facilities. At March 31, 2002, the Company had working capital of $83.7 million. Under its two bank credit facilities, at March 31, 2002, the Company had $44.1 million in borrowings

Management's Discussion & Analysis, cont.

outstanding, and $34.1 million available for borrowing, compared to $93.1 million in borrowings outstanding and $16.9 million available for borrowing at March 31, 2001.

Net cash provided by (used in) operating activities was $21.3 million, $0.6 million and ($3.9) million in fiscal 2002, 2001 and 2000, respectively. The cash generated by operations during fiscal 2002 was principally attributable to reductions in inventories and income from continuing operations. The cash provided by operations during fiscal 2001 was principally attributable to income from continuing operations, partially offset by an increase in core Bible inventory. The cash used in operations during fiscal 2000 was principally attributable to cash used in funding the losses of discontinued operations.

The Company received net proceeds from the sale of discontinued operations during fiscal 2002 in the amount of $37.8 million. All of these proceeds were used to pay down the Company's debt under its Credit Agreements.

During fiscal 2002, capital expenditures totaled approximately $1.1 million. The capital expenditures were primarily for computer and warehousing equipment. In fiscal 2003, the Company anticipates capital expenditures of approximately $5.0 million, consisting primarily of office renovations, warehouse expansion, computer equipment, computer software and warehousing equipment. The Company is also obligated to pay $2.5 million under the terms of a "put option" from the Asset Purchase Agreement between CRG Acquisition and Thomas Nelson for the sale of C.R. Gibson. This option gives CRG the right to require Thomas Nelson to repurchase the Beacon Falls Distribution Center. CRG has given notice that in October 2002, the Company must repurchase the land and building at Beacon Falls for $2.5 million. The Company has engaged the services of a commercial real estate broker to list the property for sale.

During fiscal 2001, the Company paid approximately $0.8 million in cash and issued approximately 108,000 shares of Common stock to acquire additional minority shares of NLTC.

The Company's bank credit facilities are unsecured and consist of a revolving credit facility and a $10 million credit facility (collectively, the "Credit Agreements"). The revolving credit facility bears interest at either the prime rate or, at the Company's option, LIBOR plus a percentage, subject to adjustment based on certain financial ratios. The average interest rate for the revolving credit facility was approximately 4.92% at March 31, 2002. On June 29, 2001, the revolving credit facility was amended and included provisions to approve certain asset sales, to amend certain financial covenants, to adjust the interest rate structure, to recommend the cessation of the cash dividend and to change the maturity date to April 1, 2003. The $10 million credit facility bears interest at LIBOR plus a percentage, subject to adjustment based on certain financial ratios, and matures on July 31, 2002. The $10 million credit facility is used for temporary cash needs on a daily basis and is classified as long-term debt, as long as the revolving credit facility has the capacity to fund the outstanding balance. Effective July 25, 2001, the revolving credit facility was reduced from $100 million to $92.8 million with the sale of Remuda Ranch. Effective November 7, 2001, the revolving credit facility was further reduced to $68.2 million due to the sale of C.R. Gibson. At March 31, 2002, the Company had $44.1 million outstanding under the Credit Agreements, and $34.1 million available for borrowing. Due to the seasonality of the Company's business, borrowings under the Credit Agreements typically peak during the third quarter of the fiscal year.

On June 28, 2002, the Credit Agreements were replaced by a new $65 million Senior Unsecured Revolving Credit Facility (the "Credit Facility"). The Credit Facility bears interest at either the lenders' base rate or, at the Company's option, the LIBOR plus a percentage, based on certain financial ratios. The Company has agreed to maintain certain financial ratios and tangible net worth, as well as, to limit the payment of cash dividends. The Company expects to be in compliance with such covenants during fiscal 2003. The Credit Facility has a term of three years and matures on June 28, 2005.

At March 31, 2002, the Company had outstanding approximately $11.4 million of unsecured senior notes ("Senior Notes"). The Senior Notes bear interest at rates from 6.68% to 8.31% and are due through fiscal 2006.

Under the terms of the Credit Agreements and the Senior Notes, the Company has agreed to maintain certain interest coverage and debt-to-total-capital ratios, which are similarly calculated for each debt agreement. The Company is currently in compliance with all covenants of these debt agreements.

Management believes cash generated by operations, an expected tax refund and borrowings available under the Credit Agreements, as replaced by the Credit Facility, will be sufficient to fund anticipated working capital and capital expenditures requirements for existing operations in fiscal 2003. The Company's current cash commitments include current maturities of debt and operating lease obligations that are disclosed in the Company's Annual Report on Form 10-K for the year ended March 31, 2002. The Company also has current inventory purchase and royalty advance commitments in the ordinary course of business that require cash payments as vendors and authors fulfill their requirements to the Company in the form of delivering satisfactory product orders and manuscripts, respectively. The Company has no off-balance sheet commitments or transactions with any special purpose entities (SPE's). Management also is not aware of any undisclosed material related party transactions or relationships with management, officers or directors.

The Company has declared and paid a dividend of four cents per share every quarter during fiscal 2001 and 2000, and during the first quarter of fiscal 2002. The Board of Directors, at its quarterly meetings, approves and declares the amount and timing of the dividends, if any. On August 23, 2001, the Company's Board of Directors adopted management's recommendation to suspend the payment of dividends on the Company's Common and Class B Common stock.

Quantitative and Qualitative Disclosures about Market Risk

The Company is subject to market risk from exposure to changes in interest rates based on its financing, investing and cash management activities. The exposure relates primarily to the Credit Agreements. In the event that interest rates associated with these Credit Agreements were to increase 100 basis points, the impact would be to reduce future cash flows by approximately $0.4 million, assuming current debt levels are maintained.

Consolidated Statements of Operations

(Dollars in thousands, except per share data)

Years Ended March 31,	2002	2001	2000
NET REVENUES	$ 215,552	$ 214,147	$ 182,001
Costs and Expenses			
Cost of goods sold	129,691	129,095	106,457
Selling, general and administrative	66,648	64,426	54,509
Depreciation and amortization	3,025	2,999	2,677
Total costs and expenses	199,364	196,520	163,643
Operating Income	16,188	17,627	18,358
Other expense	132	-	-
Interest expense	3,740	3,490	3,294
Income from continuing operations before income taxes	12,316	14,137	15,064
Provision for income taxes	4,495	5,160	4,407
Income from continuing operations	7,821	8,977	10,657
Discontinued operations:			
Operating loss, net of applicable tax benefit of $395 and $2,719 and tax provision of $378, respectively	(766)	(4,547)	(716)
Loss on disposal, net of applicable tax benefit of $8,359 and $4,175, respectively	(16,096)	(7,264)	-
Total loss from discontinued operations	(16,862)	(11,811)	(716)
Income (loss) before cumulative effect of a change in accounting principle	(9,041)	(2,834)	9,941
Cumulative effect of change in accounting principle	(40,433)	-	-
Net income (loss)	$ (49,474)	$ (2,834)	$ 9,941
Weighted average number of shares outstanding:			
Basic	14,348	14,299	14,242
Diluted	14,488	14,535	14,244
Net Income (Loss) per Share:			
Basic:			
Income from continuing operations	$ 0.55	$ 0.63	$ 0.75
Loss from discontinued operations	(1.18)	(0.83)	(0.05)
Cumulative effect of a change in accounting principle	(2.82)	-	-
Net income (loss) per share	$ (3.45)	$ (0.20)	$ 0.70
Diluted:			
Income from continuing operations	$ 0.54	$ 0.62	$ 0.75
Loss from discontinued operations	(1.16)	(0.82)	(0.05)
Cumulative effect of a change in accounting principle	(2.79)	-	-
NET INCOME (LOSS) PER SHARE	$ (3.41)	$ (0.20)	$ 0.70

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets

(Dollars in thousands, except per share data)

March 31,	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 535	$ 2,134
Accounts receivable, less allowances of $6,389 and $6,175, respectively	61,600	57,849
Inventories	39,195	51,408
Prepaid expenses	15,079	14,691
Assets held for sale	2,500	10,000
Refundable income taxes	7,800	-
Deferred tax assets	7,966	13,510
Net assets of discontinued operations	-	38,925
Total current assets	134,675	188,517
Property, plant and equipment, net	9,242	12,780
Other assets	8,120	4,999
Deferred charges	2,135	973
Goodwill, less accumulated amortization of $4,131 at 2002 and 2001	29,304	28,945
Net assets of discontinued operations	-	49,052
TOTAL ASSETS	$ 183,476	$ 285,266
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 22,258	$ 19,969
Accrued expenses	15,603	12,218
Deferred revenue	9,309	9,084
Dividends payable	-	574
Income taxes currently payable	500	1,004
Current portion of long-term debt	3,322	5,202
Total current liabilities	50,992	48,051
Long-term debt	53,052	106,598
Deferred tax liabilities	792	1,866
Other liabilities	1,064	1,314
Commitments and contingencies	-	-
Shareholders' equity:		
Preferred stock, $1.00 par value, authorized 1,000,000 shares; none issued	-	-
Common stock, $1.00 par value, authorized 20,000,000 shares; issued 13,329,759 and 13,282,327 shares, respectively	13,330	13,282
Class B common stock, $1.00 par value, authorized 5,000,000 shares; issued 1,036,801 and 1,060,901 shares, respectively	1,037	1,061
Additional paid-in capital	44,008	43,845
Retained earnings	19,201	69,249
Total shareholders' equity	77,576	127,437
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 183,476	$ 285,266

See Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity

(Dollars in thousands, except per share data)

	Common Stock	Class B Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at April 1, 1999	$ 13,287	$ 1,104	$ 44,537	$ 66,721	$ 125,649
Net income				9,941	9,941
Class B stock converted to common	18	(18)			–
Common stock issued:					
Option plans–3,132 common shares	3		57		60
Common stock repurchased–165,400 common shares	(165)		(1,483)		(1,648)
Dividends declared - $0.16 per share				(2,287)	(2,287)
Incentive plan stock awards–1,635 common shares	2		15		17
Balance at March 31, 2000	$ 13,145	$ 1,086	$ 43,126	$ 74,375	$ 131,732
Net loss				(2,834)	(2,834)
Class B stock converted to common	25	(25)			–
Common stock issued:					
Acquisition of additional minority interest of consolidated subsidiary	108		652		760
Option plans–2,424 common shares	2		58		60
Dividends declared–$0.16 per share				(2,292)	(2,292)
Incentive plan stock awards–1,635 common shares	2		9		11
Balance at March 31, 2001	$ 13,282	$ 1,061	$ 43,845	$ 69,249	$ 127,437
Net (income) loss				(49,474)	(49,474)
Class B stock converted to common	24	(24)			–
Common stock issued:					
Option plans–23,999 common shares	24		163		187
Dividends declared - $0.04 per share				(574)	(574)
Balance at March 31, 2002	$ 13,330	$ 1,037	$ 44,008	$ 19,201	$ 77,576

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(Dollars in thousands)

Years ended March 31,	2002	2001	2000
Cash Flows from Operating Activities:			
Income from continuing operations	$ 7,821	$ 8,977	$ 10,657
Adjustments to reconcile income to net cash provided by continuing operations:			
Depreciation and amortization	3,025	2,999	2,677
Deferred income taxes	4,470	(4,571)	(1,803)
Gain on sale of fixed assets and assets held for sale	(41)	(9)	-
Changes in assets and liabilities, net of acquisitions and disposals:			
Accounts receivable, net	(3,751)	(1,279)	(408)
Inventories	12,213	(6,408)	(850)
Prepaid expenses	(388)	(2,090)	(1,119)
Accounts payable and accrued expenses	1,304	2,465	(1,431)
Deferred revenue	225	2,531	-
Income taxes currently payable	(504)	(2,107)	1,058
Net cash provided by continuing operations	24,374	508	8,781
Discontinued operations			
Loss from discontinued operations	(766)	(4,547)	(716)
Loss on disposal	(16,096)	(7,264)	-
Changes in discontinued net assets	13,770	11,868	(11,976)
Net cash provided by (used in) discontinued operations	(3,092)	57	(12,692)
Net cash provided by (used in) operating activities	21,282	565	(3,911)
Cash Flows from Investing Activities:			
Capital expenditures	(1,139)	(2,796)	(876)
Net proceeds from sales of property, plant and equipment and assets held for sale	37,844	8,876	1,857
Purchase of net assets of acquired companies–net of cash received	-	(760)	(18,215)
Changes in other assets and deferred charges	(3,043)	(5,986)	1,935
Net cash provided by (used in) investing activities	33,662	(666)	(15,299)
Cash Flows from Financing Activities:			
Borrowings (payments) under credit agreements	(51,550)	8,560	33,084
Payments under capital lease obligations	-	-	(80)
Payments on long-term debt	(3,876)	(4,701)	(9,440)
Dividends paid	(1,148)	(2,287)	(2,279)
Changes in other liabilities	(132)	(160)	43
Proceeds from issuance of Common stock	163	2	77
Common stock purchased and retired	-	-	(1,648)
Net cash provided by (used in) financing activities	(56,543)	1,414	19,757
Net increase (decrease) in cash and cash equivalents	(1,599)	1,313	547
Cash and cash equivalents at beginning of year	2,134	821	274
Cash and cash equivalents at end of year	$ 535	$ 2,134	$ 821
Supplemental disclosures of noncash investing and financing activities:			
Dividends accrued and unpaid	$ -	$ 574	$ 569
Acquisition of additional minority interest of consolidated subsidiary	$ -	$ 760	$ -
Note receivable for sale of Remuda Ranch	$ 2,000	$ -	$ -

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note A–Description of the Business and Summary of Significant Accounting Policies

Description of the Business: Thomas Nelson, Inc. (a Tennessee corporation) and subsidiaries (the "Company"), is a publisher, producer and distributor of Bibles, books, videos and CD-ROM products emphasizing Christian, inspirational and family value themes, as well as a host of inspirational seminars for women. The principal markets for the Company's products are Christian bookstores, general bookstores, mass merchandisers and direct marketing to consumers in English-speaking countries.

Principles of Consolidation: The consolidated financial statements consist of the accounts of the Company including its subsidiaries, Worthy, Incorporated, The C.R. Gibson Company ("Gibson") and New Life Treatment Centers, Inc. ("NLTC"). All inter-company transactions and balances have been eliminated. NLTC has minority shareholders that own approximately 0.8% of the outstanding equity shares of NLTC at March 31, 2002. Minority interest, where material, will be presented as a reduction of net income (loss) on the consolidated statements of operations and as a separate caption between liabilities and shareholders' equity on the consolidated balance sheets. At the time of acquisition, NLTC had a net deficit in shareholders' equity, and post-acquisition operations, excluding Remuda Ranch (see Notes B, C and F), were approximately breakeven for fiscal 2002, 2001 and 2000.

Revenue Recognition: The Company has four primary revenue sources: sales of publishing product, attendance fees and product sales from its Women of Faith seminars, royalty income from licensing copyrighted material to third parties and billed freight. Revenue from the sale of publishing product is recognized upon shipment to the customer. A reserve for sales returns is recorded where return privileges exist. The returns reserve is determined by using a 12-month rolling average return rate, multiplied by gross sales occurring over the previous four-month period by market sales channel. Historical experience reflects that product is generally returned from and credited to customers' accounts within the first 120 days of the original sale. The Company's current analysis indicates that its experience changed during fiscal 2002 from 90 days to 120 days, which resulted in an increase in the returns reserve for the period. This change in accounting estimate effectively reduced reported sales by $1.9 million for the fourth quarter and the fiscal year. The full amount of the returns reserve, net of inventory and royalty costs (based on current gross margin rates), is shown as a reduction of accounts receivable in the accompanying consolidated financial statements. Returns of publishing products from customers are accepted in accordance with standard industry practice. Generally, products that are designated as out-of-print are not returnable 90 days after notice of out-of-print status is given to the customer. Also, certain high discount sales are not returnable. Revenue from seminars is recognized as the seminars take place. Cash received in advance of seminars is included in the accompanying financial statements as deferred revenue. Royalty income from licensing the Company's publishing rights is recorded as revenue when earned under the terms of the applicable license, net of amounts due to authors. Billed freight consists of shipping charges billed to customers and is recorded as revenue upon shipment of product.

Inventories: Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) valuation method. The FIFO method of accounting for inventory was selected to value our inventory at the lower of market or current cost because the Company continuously introduces new products, eliminates existing products and redesigns products. Therefore, inflation does not have a material effect on the valuation of inventory. Costs of producing publishing products are included in inventory and charged to operations when product is sold or otherwise disposed. These costs, when applicable, include paper, printing, binding, outside editorial, international freight and duty costs. The Company policy is to expense all internal editorial, production, warehousing and domestic freight-in costs as incurred, except for certain indexing, stickering, typesetting and assembly costs, which are capitalized into inventory. Costs of abandoned publishing projects are charged to operations

Notes to Consolidated Financial Statements, cont.

when identified. The Company also maintains a reserve for excess and obsolete inventory as a reduction to inventory in the accompanying consolidated financial statements. This reserve is based on historical liquidation recovery rates applied to inventory quantities identified in excess of a twenty-four month supply on hand for each category of product.

Property, Plant, and Equipment: Property, plant and equipment are stated at cost. Depreciation and amortization are provided for, principally on the straight-line method over the estimated useful lives of the individual assets: 40 years for buildings and 3 to 10 years for furniture, fixtures and equipment.

Goodwill: In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill no longer be amortized, but tested for impairment by comparing net book carrying values to fair market values upon adoption and periodically thereafter. The Company has adopted the provisions of SFAS No. 142 as of April 1, 2001. The adoption of SFAS No. 142 resulted in a $40.4 million cumulative effect of a change in accounting principle charge to write-off goodwill associated with the Company's gift division, which was discontinued and sold during fiscal 2002. The election of this new pronouncement had a favorable impact on continuing operations by eliminating amortization of remaining goodwill attributable to continuing operations, which amounted to a pre-tax impact of approximately $1 million. In accordance with SFAS No. 142, goodwill was tested for impairment by the Company's reporting units: Core Publishing, Women of Faith and Gift. The fair value for the assets of the Core Publishing and Women of Faith reporting units was evaluated using discounted expected cash flows and current market multiples, and it was determined that no impairment exists during fiscal 2002. The fair value of the Gift assets was determined by the actual sales price for that division. Goodwill amortization was $749,000 and $367,000 for fiscal 2001 and fiscal 2000, respectively. There was no goodwill amortization during fiscal 2002.

Prepaid Expenses: Prepaid expenses consist primarily of royalty advances. These costs are expensed over the expected benefit periods.

Deferred Charges: Deferred charges consist primarily of loan issuance costs which are being amortized over the average life of the related debt and publication costs that are expected to be of significant benefit to future periods and other deferred charges, all of which are amortized over periods not greater than 60 months. Amortization for deferred charges was $376,000, $158,000 and $202,000 for fiscal 2002, 2001 and 2000, respectively.

Other Assets: Other assets consist primarily of prepaid royalty costs for works and projects which are not expected to be released within the next fiscal year.

Stock-Based Compensation: SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for employee stock-based compensation using the intrinsic value method as prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Under APB Opinion No. 25, no compensation cost related to employee stock options has been recognized because all options are issued with exercise prices equal to or greater than the fair market value at the date of grant. See Note L for further discussion.

Income Taxes: Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes are provided for temporary differences between the financial statement and income tax bases of assets and liabilities.

Computation of Net Income (loss) per Share: Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of Common and Class B common shares outstanding during the year. Diluted earnings per share reflects the dilutive effect of stock options outstanding during the period.

Statement of Cash Flows: For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less as cash equivalents.

Notes to Consolidated Financial Statements, cont.

Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Pronouncements: In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 supersedes APB Opinion No. 16, "Business Combinations," and requires all business combinations to be accounted for using the purchase method of accounting. In addition, SFAS No. 141 requires that identifiable, intangible assets be recognized apart from goodwill, based on meeting certain criteria. Implementation of SFAS No. 141 did not have a material impact on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Implementation of SFAS N. 144 is not expected to have a material impact on the Company's consolidated financial statements.

Reclassifications: Certain reclassifications of prior period amounts have been made to conform to the current year's presentation.

Note B–Acquisitions

On June 24, 1999, the Company acquired substantially all of the assets of Ceres LLC ("Ceres") for approximately $6.2 million, which included the assumption of certain liabilities. Ceres manufactured and marketed candles, primarily under private labels for the specialty and department store markets, and was headquartered in Hayward, California. The purchase price was allocated to the net assets acquired based on their estimated fair values, including identified intangible assets related to trademarks and customer lists in the amount of approximately $1 million. After final purchase price allocations during fiscal 2001, the excess of the purchase price over the fair value of the net assets acquired (goodwill) was approximately $7.2 million. In December 2000, the Company discontinued Ceres. The accompanying consolidated financial statements reflect the results of Ceres as a discontinued operation (see Note C).

On December 30, 1999, the Company acquired substantially all of the assets of Rutledge Hill Press, Inc. for approximately $4.5 million including the assumption of certain liabilities. Rutledge Hill Press is a Nashville, Tennessee-based publisher that specializes in cooking, quilting, regional interest and Civil War titles. The purchase price was allocated to the net assets acquired based on their estimated fair values, including identified intangible assets related to trademarks and customer lists in the amount of approximately $0.1 million. After final purchase price allocations during fiscal 2001, the excess of the purchase price over the fair value of the net assets acquired (goodwill) was approximately $0.9 million.

On January 28, 2000, the Company acquired approximately 70% of the outstanding shares of NLTC from a group of investors for approximately $15.4 million in cash. NLTC, headquartered in Plano, Texas, operates two primary businesses. One, Women of Faith, hosts inspirational conferences for women at venues throughout the United States, and the other, Remuda Ranch Center for Anorexia and Bulimia, Inc. ("Remuda Ranch"), operates therapeutic centers in Arizona for women with eating disorders. During fiscal 2001, the Company paid approximately $0.8 million in cash and issued approximately 108,000 shares of the Company's Common Stock to acquire an additional 10% of the outstanding minority shares of NLTC, and, as of March 31, 2001, accepted additional minority shares of NLTC, representing 15% of the outstanding minority shares of NLTC, in lieu of notes receivable from a third party. The 2001 acquisition of the additional minority interest representing 25% of the outstanding shares of NLTC resulted in additional goodwill of approximately $3.7 million. At March 31, 2002, the Company owns approximately 99% of the outstanding shares of NLTC.

At the date of acquisition, the Company declared its intent to sell Remuda Ranch. Accordingly, the accompanying consolidated financial statements reflect Remuda Ranch as an asset held for sale, and the Remuda Ranch

Notes to Consolidated Financial Statements, cont.

operations have been excluded from the accompanying consolidated statements of operations (see Notes C and F) in accordance with Emerging Issue Task Force Issue No. 87-11, "Allocation of Purchase Price to Assets to Be Sold," ("EITF 87-11"), until April 1, 2001 (see Note C). The purchase price for NLTC was allocated to the net assets acquired based on their estimated fair values, including identified intangible assets related to trademarks and customer lists in the amount of $1 million. After final purchase price allocations during fiscal 2001, the excess of the purchase price over the fair value of the net assets acquired (goodwill) was approximately $16.3 million.

The fiscal 2000 acquisitions described above were accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying consolidated statements of operations do not include any revenues or expenses related to these acquisitions prior to the respective closing dates. The cash portions of these acquisitions were financed through borrowings from the Company's Credit Agreements (see Note J). Following are the Company's unaudited pro forma results for fiscal year 2000, assuming the acquisitions, other than Ceres and Remuda Ranch (see Note C), occurred on April 1, 1999 (in thousands):

	2000
Net Revenues	$293,199
Net Income	10,045
Earnings Per Share	0.71

These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations, which would have actually resulted had the combinations been in effect on April 1, 1999, or of future results of operations.

Note C–Discontinued Operations

On October 11, 2001, the Company announced that it had entered into a definitive agreement by which the Company would sell and CRG Acquisition Corp. would purchase the Company's gift business, including substantially all of the assets and certain liabilities of the Company's wholly-owned subsidiary, The C.R. Gibson Company ("Gibson"). Gibson is a designer, marketer and distributor of premium stationery and memory albums, (i.e. the Company's gift product segment). The purchase was consummated on November 7, 2001, with an effective date of October 31, 2001, at a purchase price of $30.5 million, subject to certain purchase price adjustments, if any, (see Note R). This sale resulted in a loss on disposal of $15.3 million. The Company also recognized a $40.4 million cumulative effect of a change in accounting principle charge to write-off goodwill associated with Gibson in accordance with SFAS No. 142. Gibson generated an operating income (loss) from discontinued operations of $(0.8) million, $(3.2) million and $0.3 million and net revenues of $45.7 million, $83.8 million and $83.5 million in fiscal years 2002, 2001 and 2000, respectively. Interest expense allocations to the gift discontinued operations were based on percentage of net assets employed and totaled $1.4 million, $2.3 million and $2.2 million for fiscal years ended 2002, 2001 and 2000, respectively. The Company utilized net proceeds from the sale to pay down existing debt. The accompanying consolidated financial statements reflect the gift business segment as discontinued operations for all periods presented.

During December 2000, the Company determined it would dispose of its Ceres candles operation, a former division of its gift segment. Ceres manufactured and marketed candles, primarily under private labels for the specialty and department store markets. This sale was completed in August 2001 for approximately $1.5 million. This sale resulted in a loss on disposal of $(0.5) million in fiscal 2002 and $(7.3) million in fiscal 2001. Ceres generated an operating loss from discontinued operations of $(1.3) million and $(1.0) million in fiscal years 2001 and 2000, respectively. Through the date of sale, Ceres generated net revenues of $2.5 million, $7.1 million and $7.4 million during fiscal years 2002, 2001 and 2000, respectively. Interest expense allocations to Ceres totaled $0.4 million, $0.9 million and $0.5 million for fiscal years 2002, 2001 and 2000, respectively.

Effective April 1, 2001, Remuda Ranch was reclassified as a discontinued

Notes to Consolidated Financial Statements, cont.

operation. For periods prior to April 1, 2001, Remuda Ranch net assets are reflected as assets held for sale in accordance with Emerging Issues Task Force Issue No. 87-11, "Allocation of Purchase Price to Assets to be Sold." Remuda Ranch was part of the NLTC acquisition during fiscal 2000 and was considered as assets held for sale from the acquisition date through March 31, 2001. The Company closed the sale of the Remuda Ranch net assets in July 2001 for approximately $7.2 million in cash and a $2 million note receivable. This sale resulted in a loss on disposal of $(0.3) million during fiscal 2002. Interest expense allocations to Remuda Ranch totaled $0.2 million in fiscal 2002. The fiscal 2002 operations of Remuda Ranch have been accounted for as discontinued operations and accordingly, their assets, liabilities and results of operations are segregated in the accompanying consolidated statements of operations and cash flows. Remuda Ranch net assets for periods prior to April 1, 2001 are classified as assets held for sale, and the results of operations and cash flows for periods up to April 1, 2001, are not included in the accompanying consolidated financial statements.

All discontinued operations have been sold as of March 31, 2002. Assets and liabilities of discontinued operations as of March 31, 2001, are summarized below:

	2001
Receivables	$ 23,846
Inventories	29,090
Other current assets	609
Less: Accounts payable and accrued expenses, including estimated disposal costs	(14,620)
Net current assets of discontinued operations	38,925
Net property, plant and equipment	6,626
Goodwill	40,435
Other assets	1,991
Net non-current assets of discontinued operations	49,052
Net assets of discontinued operations	$ 87,977

Note D–Inventories

Inventories consisted of the following at March 31 (in thousands):

	2002	2001
Finished goods	$ 36,736	$ 46,941
Work in process and raw materials	2,459	4,467
	$ 39,195	$ 51,408

Note E–Prepaid Expenses

Prepaid expenses consisted of the following at March 31 (in thousands):

	2002	2001
Royalties	$ 12,089	$ 11,979
Prepaid production costs	2,135	919
Other	855	1,793
	$ 15,079	$ 14,691

Note F–Assets Held for Sale

Assets held for sale at March 31, 2001 include Remuda Ranch (see Notes B and C), which was sold in July, 2001 for approximately $7.2 million in cash and a $2 million note receivable. In accordance with EITF No. 87-11, during 2001 (the "holding period"), cash flows from operations, interest on incremental debt and the estimated proceeds from the sale were considered in the allocation of the purchase price to the net assets of Remuda Ranch. Accordingly, during 2001, the Company reallocated approximately $3.0 million to goodwill from Remuda Ranch's original purchase price allocation, based on the current estimated sales proceeds. During 2001, Remuda Ranch had pre-tax income of $0.6 million, including interest allocations of $1.3 million, which have been excluded from the accompanying consolidated statements of operations.

At April 1, 2001, the Company determined the holding period had expired, in accordance with EITF No. 87-11. As a result, the Company applied the

Notes to Consolidated Financial Statements, cont.

provisions of EITF No. 90-06, "Accounting for Certain Events not Addressed in Issue No. 87-11 Related to an Acquired Operating Unit to be Sold" and reflected Remuda Ranch as a discontinued operation in the Company's consolidated financial statements until it was sold in July 2001 (see Note C).

Note G–Property, Plant, and Equipment

Property, plant and equipment consisted of the following at March 31 (in thousands):

	2002	2001
Land	$ 291	$ 748
Buildings	8,870	9,504
Machinery and equipment	12,504	14,568
Furniture and fixtures	4,020	6,729
Other	1,825	1,912
	27,510	33,461
Less allowance for depreciation and amortization	(18,268)	(20,681)
	$ 9,242	$ 12,780

Depreciation expense was $2.6 million, $1.8 millions and $2.1 million for fiscal years 2002, 2001 and 2000, respectively.

Note H–Other Assets

Other assets consisted of the following at March 31 (in thousands):

	2002	2001
Prepaid royalties	$ 3,061	$ 2,473
Note receivable	2,000	–
Cash surrender value of life insurance policies	1,729	1,539
Intangible assets, net	51	34
Other	1,279	953
	$ 8,120	$ 4,999

Amortization expense for other assets was $25,000, $281,000 and $23,000 for fiscal years 2002, 2001 and 2000, respectively.

Note I–Accrued Expenses

Accrued expenses consisted of the following at March 31 (in thousands):

	2002	2001
Accrued royalties	$ 4,862	$ 4,868
Accrued payroll	473	455
Accrued commissions	295	388
Accrued interest	346	1,118
Accrued sales and property tax	343	17
Net liability of discontinued operations	6,312	2,032
Accrued group insurance	565	625
Other	2,407	2,715
	$ 15,603	$ 12,218

Cash payments for interest were $6.6 million in 2002, $7.9 million in 2001 and $6.2 million in 2000.

Note J–Long Term Debt

Long-term debt consisted of the following at March 31 (in thousands):

	2002	2001
Credit Agreements	$ 44,100	$ 93,050
Senior Notes	11,374	14,396
Industrial Revenue Bonds	900	1,126
Loan Agreement	–	333
Other	–	2,895
	56,374	111,800
Less current portion	(3,322)	(5,202)
	$ 53,052	$ 106,598

As of March 31, 2002, the Company's bank credit facilities consisted of a revolving credit facility and a $10 million credit facility (collectively, the "Credit Agreements"). The revolving credit facility bears interest at either the base rate or, at the Company's option, LIBOR plus a percentage, subject to adjustment based on certain financial ratios. The average interest rate for the

Notes to Consolidated Financial Statements, cont.

revolving credit facility was approximately 4.92% at March 31, 2002. On June 29, 2001, the revolving credit facility was amended and included provisions to approve certain asset sales, to amend certain financial covenants, to adjust the interest rate structure, to recommend the cessation of the cash dividend and to change the maturity date to April 1, 2003. The $10 million credit facility bears interest at LIBOR plus a percentage, subject to adjustment based on certain financial ratios, and matures on July 31, 2002. The $10 million credit facility is used for temporary cash needs on a daily basis and is classified as long-term debt, as long as the revolving credit facility has the capacity to fund the outstanding balance. Effective July 25, 2001, the revolving credit facility was reduced from $100 million to $92.8 million with the sale of Remuda Ranch. Effective November 7, 2001, the revolving credit facility was further reduced to $68.2 million due to the sale of C.R. Gibson. At March 31, 2002, the Company had $44.1 million outstanding under the Credit Agreements, and $34.1 million available for borrowing. Due to the seasonality of the Company's business, borrowings under the Credit Agreements typically peak during the third quarter of the fiscal year.

On June 28, 2002, the Credit Agreements were replaced by a new $65 million Senior Unsecured Revolving Credit Facility (the "Credit Facility"). The Credit Facility bears interest at either the lenders' base rate or, at the Company's option, the LIBOR plus a percentage, based on certain financial ratios. The Company has agreed to maintain certain financial ratios and tangible net worth, as well as, to limit the payment of cash dividends. The Company expects to be in compliance with such covenants during fiscal 2003. The Credit Facility is for three years and matures on June 28, 2005.

The Company has outstanding Industrial Revenue Bonds, which bear interest at rates from 7.35% to 8.1% and are due through 2005. At March 31, 2002, the Industrial Revenue Bonds were secured by property, plant and equipment with a net book value of approximately $1.3 million.

The Company has outstanding $11.4 million in Senior Notes, which bear interest at rates from 6.68% to 8.31% and are due through fiscal 2006. Under the terms of the Senior Notes, the Company has agreed, among other things, to limit the payment of cash dividends and to maintain certain interest coverage and debt-to-total-capital ratios. At March 31, 2002, the Company was in compliance with all covenants of the Senior Notes.

Maturities of long-term debt for the years ending March 31, reflecting the Credit Facility dated June 28, 2002, are as follows (in thousands):

2003	$ 3,322
2004	3,322
2005	3,322
2006	46,408
2007 and thereafter	–
	$ 56,374

Note K–Leases

Total rental expense for operating leases associated with continuing operations, including short-term leases of less than a year, amounted to approximately $3.2 million in 2002, $3.0 million in 2001 and $2.5 million in 2000. Generally, the leases provide that, among other things, the Company shall pay for utilities, insurance, maintenance and property taxes in excess of base year amounts.

Minimum rental commitments under non-cancelable operating leases for the years ending March 31 are as follows (in thousands):

Operating Leases	
2003	$ 2,074
2004	1,637
2005	1,507
2006	1,035
2007	319
2008 and thereafter	1,237
Total minimum lease payments	$ 7,809

Notes to Consolidated Financial Statements, cont.

Note L–Stock Plans

1992 Employee Stock Incentive Plan: The Company has adopted the 1992 Amended and Restated Employee Stock Incentive Plan (the "Stock Incentive Plan"), which is administered by the Company's Compensation Committee. Stock options, stock appreciation rights, restricted stock, deferred stock, stock purchase rights and other stock-based awards may be granted to employees under this plan. In addition, 140,000 shares of Common stock have been authorized for issuance under this plan for annual stock option grants to each of the Company's outside directors for the purchase of 2,000 shares of Common stock. Stock options have been granted under this plan as indicated in the table below. The options in the Stock Incentive Plan vest at a rate of 33⅓% on the first through third anniversaries of the date of the grant, subject to certain performance goals, and vest in full if the executive is employed on the third anniversary of the date of grant, regardless of whether such goals are met. At March 31, 2002, there were options to purchase 278,667 shares of Common Stock and 330,000 shares of Class B Common stock exercisable. The weighted average life of the options outstanding in the Stock Incentive Plan at March 31, 2002, was four years.

	Remaining Shares Reserved for Grant	Outstanding Options		Weighted Average Exercise/Grant Price	Weighted Average Fair Value
Reserved for Grant	Stock	Common Stock	Class B Stock	Value	Value
April 1, 1999	138,261	507,000	1,405,000	$ 15.86	
Options canceled	90,500	(85,500)	(5,000)	12.16	
Options granted	(12,000)	12,000	–	10.00	$4.82
Stock awards	(1,635)	–	–	9.94	
March 31, 2000	215,126	433,500	1,400,000	15.89	
Options canceled	1,088,500	(108,500)	(980,000)	17.76	
Options granted	(367,000)	367,000	–	6.91	$3.10
Stock awards	(1,635)	–	–	6.50	
March 31, 2001	934,991	692,000	420,000	11.16	
Options canceled	413,334	(324,000)	(90,000)	10.86	
Options granted	(573,500)	573,500	–	7.10	$4.05
Stock awards	–	–	–	–	
March 31, 2002	774,825	941,500	330,000	$ 9.52	

1989 NLTC Stock Incentive Plan: NLTC has a stock option plan that provides for granting to officers and key employees non-qualified options to purchase its Common Stock. Options shall not be priced at less than 85% of the fair value at the date of grant or be granted for terms of greater than ten years. Options outstanding generally vest after four years of employment, or at 25% per year. No options have been granted under this plan since the Company's acquisition of NLTC. At March 31, 2002 and 2001, there were options to purchase approximately 0.6 million and 1.2 million shares outstanding under this plan, of which approximately 0.5 million and 1.0 million were exercisable, respectively. At March 31, 2002, the weighted average exercise price on outstanding options and exercisable options was approximately $0.85 per share and the weighted average life was four years. At March 31, 2001, the weighted average exercise price on outstanding options and exercisable options was approximately $0.96, and the weighted average life was five years.

Stock-Based Compensation Plans: The Company accounts for options issued to employees and directors under APB Opinion No. 25 and related interpretations. All options are granted with exercise prices equal to or greater than market value of the Company's Common stock on the date of grant. As a result, no compensation cost has been recognized.

SFAS No. 123 established new financial accounting and reporting standards for stock-based compensation plans. The Company has adopted the disclosure-only provision of SFAS No. 123. As a result, no compensation cost has been recognized for the Company's employee stock option plans. Had compensation cost for the employee stock option plans been determined based on the fair value at the grant date for awards in fiscal 2002, 2001 and 2000 consistent with the provisions of SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been reduced (increased) to the following pro forma amounts for the 2002, 2001 and 2000 fiscal years:

Notes to Consolidated Financial Statements, cont.

		2002	2001	2000
Net income (loss):				
As reported		$ (49,474)	$ (2,834)	$ 9,941
Pro forma		$ (49,667)	$ (2,987)	$ 9,750
Net income (loss) per share:				
Basic–	As reported	$ (3.45)	$ (0.20)	$ 0.70
	Pro forma	$ (3.46)	$ (0.21)	$ 0.68
Diluted–	As reported	$ (3.41)	$ (0.20)	$ 0.70
	Pro forma	$ (3.43)	$ (0.21)	$ 0.68

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to April 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The fair value of each option on its date of grant has been estimated for pro forma purposes using the Black-Scholes option pricing model using the following weighted average assumptions:

	2002	2001	2000
Expected dividend payment	$ –	$ 0.16	$ 0.16
Expected stock price volatility	35.40%	34.45%	11.83%
Risk free interest rate	5.38%	6.27%	5.45%
Expected life of options	9 years	9 years	9 years

1997 Deferred Compensation Plan for Non-Employee Directors: The Company adopted the 1997 Deferred Compensation Plan for Non-Employee Directors (the "Deferred Compensation Plan"), which is administered by the Compensation Committee. The Deferred Compensation Plan is a non-qualified plan that allows eligible non-employee members of the Company's Board of Directors to elect to defer receipt of all or any portion of annual base fees payable to them for services rendered to the Company as Directors. The participating Directors are awarded performance units of the Company's Common Stock at fair market value on the deferral dates and dividend payment dates. Distributions at age 65 or 70 are paid in cash, based on the value of the performance units at the time of distribution, payable in a lump sum or in installments. Compensation expense is recognized on deferral dates, dividend payment dates, and based on changes in the quoted price of the Company's Common Stock. During fiscal years 2002, 2001 and 2000, compensation expense in relation to the Deferred Compensation Plan, was recorded in the amounts of approximately $0.3 million, $0.1 million and $0.1 million, respectively.

Note M–Retirement Plans

The Company administers the Thomas Nelson, Inc. Savings and Investment Plan ("Company Plan"), which includes an ESOP and a 401(k) salary deferral feature. In addition, Gibson maintains The C.R. Gibson Company Employee Stock Ownership Plan ("Gibson ESOP") and The C.R. Gibson Company Savings and Investment Plan ("Gibson 401(k) Plan"). The Company Plan covers all eligible officers and employees other than those employed by Gibson. The Company, at its discretion, matches each employee's 401(k) contribution annually and, in addition, may make retirement contributions to the ESOP at its discretion. The Gibson ESOP and Gibson 401(k) Plan benefit all eligible Gibson employees. Gibson matches, at its discretion, each Gibson employee's 401(k) contributions annually and contributes 4% of the first $6,600 of each participant's compensation in the Gibson 401(k) Plan. The Company's contributions to these retirement plans, including matching contributions, totaled $2.4 million in 2000.

In fiscal 2001, the Gibson ESOP and Gibson 401(k) plans were merged into the Company Plan. The surviving plan continued to allow employer discretionary contributions to a stock bonus feature and continued to have a 401(k) feature. The surviving plan allows all eligible employees to elect deferral contributions of between 1% and 15% of their eligible compensation. The Company will match 100% of each participant's salary deferral contributions up to 3% of eligible compensation and 50% of the next 2% of eligible compensation. The new 401(k) matching schedule was retroactive to January 1, 2000, in order for the surviving plan to qualify as a "safe harbor" 401(k) plan under applicable Internal Revenue Code Sections. The Company's contributions under this plan, including matching contributions, totaled $0.7 million and $2.5 million during fiscal 2002 and 2001, respectively.

Notes to Consolidated Financial Statements, cont.

NLTC has adopted a profit sharing plan, which is qualified under section 401 of the Internal Revenue Code. Eligible employees over 21 years of age may participate in the plan after one year of credited service with NLTC. NLTC's contribution to the plan for any year is discretionary. During fiscal 2002 and 2001, NLTC matched 20% of all employee contributions, up to 15% of eligible compensation. The Company's matching contributions under this plan totaled $24,000 during fiscal 2002 and $176,000 during fiscal 2001.

Note N–Common Stock

The Company has declared and paid a dividend of four cents per share every quarter during fiscal 2001 and 2000 and for the first quarter of fiscal 2002. The Board of Directors, at its quarterly meetings, approves and declares the amount and timing of the dividends, if any. On August 23, 2001, the Company's Board of Directors adopted management's recommendation to suspend the payment of dividends on the Company's Common and Class B Common Stock.

Class B Common Stock carries ten votes per share and is convertible to Common Stock on a one-to-one ratio at the election of the holder.

Note O–Income Taxes

The income tax provision (benefit) is comprised of the following for the fiscal years ended March 31, (in thousands):

	2002	2001	2000
Current:			
U.S. federal	$ (7,800)	$ 1,670	$ 5,369
State	(929)	1,167	1,069
Foreign	–	–	150
Total current	(8,729)	2,837	6,588
Deferred	4,470	(4,571)	(1,803)
Total tax provision (benefit)	$ (4,259)	$ (1,734)	$ 4,785
Provision for income taxes from continuing operations	$ 4,495	$ 5,160	$ 4,407
Provision (benefit) for income taxes from discontinued operations	(8,754)	(6,894)	378
Total tax provision (benefit)	$ (4,259)	$ (1,734)	$ 4,785

SFAS No. 109 permits the recognition of a deferred tax asset if it is more likely than not that the future tax benefit will be realized. The Company believes that, based on its history of profitable operations, the net deferred tax asset will be realized on future tax returns, primarily from the generation of future taxable income. The Company maintains a valuation allowance against net deferred tax assets. The valuation allowance consists primarily of contribution carryforwards for which utilization is uncertain due to limited carryforward periods and cumulative tax losses in recent years. The net deferred tax asset is comprised of the following at March 31 (in thousands):

	2002	2001
Deferred tax assets:		
Contributions	$ 2,909	$ 2,786
Inventory obsolescence reserve	1,765	2,650
Bad debt and returns reserves	2,053	3,463
Inventory-unicap tax adjustment	1,017	1,217
Advances and prepaid expenses	123	(6)
Accrued liabilities	1,896	5,430
Deferred charges	(84)	–
Valuation allowance	(1,713)	(2,030)
	7,966	13,510
Deferred tax liabilities:		
Accelerated depreciation	(792)	(874)
Deferred charges	–	(992)
	(792)	(1,866)
NET DEFERRED TAXES	$ 7,174	$ 11,644

Reconciliation of income taxes from continuing operations computed at the U.S. federal statutory tax rate to the Company's effective tax rate is as follows for the fiscal years ended March 31:

	2002	2001	2000
U.S. federal statutory tax rate provision	34.0%	34.0%	34.0%
State taxes on income, net of federal tax effect	2.5%	2.5%	2.5%
Tax benefit of foreign translation adjustment charge-off	–	–	(7.2)%
Effective tax rate	36.5%	36.5%	29.3%

Notes to Consolidated Financial Statements, cont.

During the fourth quarter of fiscal year 2000, the Company closed a foreign subsidiary in the United Kingdom. This subsidiary distributed products throughout Europe. The Company continues to sell products in Europe through third-party distributor arrangements. This closure did not have a material impact on the Company's consolidated financial statements. While this foreign subsidiary produced only nominal revenues and operating income over the last several years, it did generate a substantial cumulative foreign currency translation loss over the course of its existence. Upon the closure of this foreign subsidiary, the Company realized a permanent tax benefit of approximately $0.6 million, related to the cumulative foreign currency translation loss.

Cash payments for income taxes were $2.3 million, $5.2 million and $6.7 million in 2002, 2001 and 2000, respectively.

Note P–Quarterly Results (Unaudited)

Summarized results for each quarter in the fiscal years ended March 31, 2002 and 2001 are as follows (dollars in thousands, except per share data):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2002				
Net revenue	$ 45,414	$ 58,710	$ 61,167	$ 50,261
Operating income	1,569	6,471	4,035	4,113
Income from continuing operations	540	3,294	1,875	2,112
Loss from discontinued operations	(234)	(15,239)	–	(1,389)
accounting principle	(40,433)	–	–	–
Net income (loss)	(40,127)	(11,945)	1,875	723
Income per share from continuing operations	0.04	0.23	0.13	0.15
Loss per share from discontinued operations	(0.02)	(1.06)	–	(0.10)
Loss per share from change in accounting principle	(2.82)	–	–	–
Net income (loss) per share	(2.80)	(0.83)	0.13	0.05
2001				
Net revenue	$ 49,202	$ 55,703	$ 54,372	$ 54,870
Operating income	4,016	5,885	4,202	3,524
Income from continuing operations	1,971	3,011	2,150	1,845
Income (loss) from discontinued operations	(1,158)	3	(7,306)	(3,350)
Net income (loss)	813	3,014	(5,156)	(1,505)
Income per share from continuing operations	0.14	0.21	0.15	0.13
Loss per share from discontinued operations	(0.08)	–	(0.51)	(0.24)
Net income (loss) per share	0.06	0.21	(0.36)	(0.11)

The quarterly results for fiscal 2002 have been adjusted to reflect the cumulative effect of a change in accounting principle, associated with the adoption of SFAS No. 142. The Company originally recorded the goodwill impairment of $40.4 million as a loss from discontinued operations in the second quarter. In accordance with SFAS No. 142, the Company has restated its results of operations to reflect the $40.4 million as a cumulative effect of a change in accounting principle in the first quarter.

Note Q–Commitments and Contingencies

The Company has commitments to provide advances to certain authors in connection with products being developed for the Company. These commitments totaled approximately $9.4 million at March 31, 2002. The timing of payments will be dependent upon the performance by the authors of conditions provided in the applicable contracts. It is anticipated that a substantial portion of the commitments will be completed within the next four years.

The Company is subject to various other legal proceedings, claims and liabilities, which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.

Note R–Related Party Transactions

Effective October 31, 2001, the Company sold the assets of its gift division to CRG Acquisition Corp., now known as C. R. Gibson, Inc. for consideration of $30.5 million, subject to adjustment. At the date of the sale, S. Joseph Moore became the President of C. R. Gibson, Inc. Mr. Moore's employment with the Company terminated at the date of sale; however, he remains a member of the Company's board of directors. The Company and C. R. Gibson, Inc. are engaged in discussions concerning the amount of the final purchase price adjustment related to minimum working capital and accounts receivable under the Amended and Restated Asset

Notes to Consolidated Financial Statements, cont.

Purchase Agreement dated as of October 31, 2001. The Company believes it has adequately reserved for such purchase price adjustment, if any. In connection with the sale transaction, the parties also entered into a Transition Services Agreement whereby the Company provides warehousing, accounting and other administrative services to C. R. Gibson, Inc. The Company received fees under this agreement totaling approximately $3.0 million in fiscal 2002 and expects to continue to provide transition services during the first half of fiscal 2003.

The Company is obligated to pay $2.5 million under the terms of a "put option" from the Asset Purchase Agreement. This option gives C. R. Gibson, Inc. the right to require the Company to repurchase the Beacon Falls Distribution Center. At March 31, 2002 the liability for the option is recorded in Accrued Expenses, and the distribution center is recorded as an Asset Held for Sale. The Company believes that the value of the option approximates the fair value of the property.

Note S–Financial Instruments

The following disclosure of estimated fair value of financial instruments as of March 31, 2002 is made in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information as of March 31, 2002 and 2001, respectively. The estimates presented are not necessarily indicative of amounts the Company could realize in a current market transaction (in thousands):

	2002		2001	
	Carrying Amount	*Estimated Fair Value*	*Carrying Amount*	*Estimated Fair Value*
CASH AND CASH EQUIVALENTS	$ 535	$ 535	$ 2,134	$ 2,134
LONG-TERM DEBT:				
Credit Agreements	$ 44,100	$ 44,100	$ 93,050	$ 93,050
Senior Notes	11,374	11,491	14,396	14,539
Industrial Revenue Bonds	900	900	1,126	1,126
Loan Agreement	–	–	333	333
Other	–	–	2,895	2,895

The carrying values of the cash and cash equivalents approximate the fair value based on the short-term nature of the investment instruments. The fair values of the Senior Notes are based on the quoted prices from financial institutions. The carrying value of the Company's Credit Agreements and Loan Agreement approximate the fair value. Due to the variable rate nature of the instruments, the interest rate paid by the Company approximates the current market rate demanded by investors; therefore, the instruments are valued at par. The carrying value of the Industrial Revenue Bonds approximates the fair value.

Outstanding letters of credit totaled $0.8 million as of March 31, 2002 and 2001. The letters of credit guarantee performance to third parties of various trade activities. Fair value estimated on the basis of fees paid to obtain the obligations is not material at March 31, 2002 and 2001.

Financial instruments that potentially subject the Company to credit risk consist primarily of trade receivables. Credit risk on trade receivables is minimized as a result of the large and diverse nature of the Company's customer base.

Note T–Operating Segments

The Company is organized and managed based upon its products. After discontinuing the gift business segment in fiscal 2002, the Company has one reportable business segment, identified as publishing. The publishing segment primarily creates and markets Bibles, inspirational books and videos and hosts inspirational seminars for women.

No single customer accounted for as much as 10% of consolidated revenues in fiscal 2002, 2001 or 2000. Foreign revenues accounted for less than 10% of consolidated revenues in fiscal 2002, 2001 and 2000.

Report of Independent Public Accountants

To Thomas Nelson, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Thomas Nelson, Inc. (a Tennessee corporation) and Subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thomas Nelson, Inc. and Subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States.

As explained in Note A to the consolidated financial statements, upon adoption of a new accounting pronouncement, effective April 1, 2001, the Company changed its method of accounting for goodwill and other intangible assets.

Arthur Andersen

Nashville, Tennessee

May 10, 2002 (except for Note J, as to which the date is June 28, 2002)


PLant goodness,
harvest
fruit of
the new
HOSEA

Other Financial Information (Unaudited)

The Common stock and the Class B Common stock are traded on the NYSE under the symbols "TNM" and "TNMB" respectively. The following table sets forth, for the periods indicated, the high and low closing sales prices as reported on the NYSE composite tape:

	Common Stock		Class B Common Stock		
	High	Low	High	Low	Dividends Paid Per Share
Fiscal 2002					
First Quarter	$ 7.4500	$ 6.3500	$ 7.5000	$ 6.6000	$ .04
Second Quarter	8.5000	6.8000	8.5000	6.7500	.04
Third Quarter	11.1300	8.0900	11.0000	8.6000	–
Fourth Quarter	12.1500	9.9800	12.0000	10.6500	–
					$ .08
Fiscal 2001					
First Quarter	$ 9.6250	$ 6.2500	$ 11.2500	$ 7.5000	$ .04
Second Quarter	9.1875	7.6250	10.5000	9.5000	.04
Third Quarter	8.3750	5.2500	9.0000	6.1250	.04
Fourth Quarter	7.7500	6.0000	7.6250	6.3125	.04
					$ .16

As of June 24, 2002, there were 855 record holders of the Common stock and 562 record holders of the Class B Common stock.

Declaration of dividends is within the discretion of the Board of Directors of the Company. The Board considers the payment of dividends on a quarterly basis, taking into account the Company's earnings and capital requirements, as well as financial and other conditions existing at the time. Certain covenants of the Company's Credit Agreements and Senior Notes limit the amount of cash dividends payable based on the Company's cumulative consolidated net income.

On August 23, 2001, the Company's Board of Directors adopted management's recommendation to suspend the payment of dividends on the Company's Common and Class B Common stock.

Board of Directors and Officers

Board of Directors

Jesse T. Correll
President
First Southern Bancorp
Stanford, KY

Sam Moore
Board Chairman, CEO
and President of the Company
Nashville, TN
(E & N)

Brownlee O. Currey, Jr.
President
Currey Investments
Nashville, TN
(C, N & A)

Robert J. Niebel, Sr.
Senior Vice President
21st Century Christian, Inc.
Nashville, TN
(E & A)

W. Lipscomb Davis, Jr.
Partner
Hillsboro Enterprises
Nashville, TN
(C & A)

Millard V. Oakley
Private Investments
Nashville, TN
(C & N)

S. Joseph Moore
President
C.R. Gibson, Inc.
Nashville, TN
(E)

Andrew J. Young
Chairman
GoodWorks International
Atlanta, GA
(E)

Member of Executive (E), Compensation (C), Nominating (N), Audit (A) Committee

Seated, Left to right:
Andrew J. Young,
Sam Moore,
Brownlee O. Currey, Jr.

Back row, Left to right:
Jesse T. Correll,
Millard V. Oakley,
W. Lipscomb Davis, Jr.,
S. Joseph Moore,
Robert J. Niebel, Sr.

Corporate Officers

Sam Moore
President, CEO

Joe L. Powers
Executive Vice President and Secretary

Lee Gessner
Executive Vice President
Publishing and Sales Group

Philip Stoner
Executive Vice President & Publisher/Bibles,
Reference & Electronic, Spanish Publishing

Mike Hyatt
Executive Vice President and
Group Publisher

Vance Lawson
Senior Vice President,
Finance and Operations

Eric Heyden
Vice President and General Counsel

Corporate Management

Allen Arnold
Senior Vice President/ Marketing
W Publishing Group and J. Countryman Books

Barry Baird
Executive Director
Remainder Sales and Corporation Donations

Christie Barnes
Executive Director/ Operations
Women of Faith

Joel Beasley
Vice President
Warehouse Operations

Harry Clayton
Senior Vice President
Nelson Multi-Media

Pamela Clements
Vice President/Marketing
Thomas Nelson Books

Jack Countryman
Executive Vice President and Publisher
J. Countryman Books

Sonny Crews
Director
Nelson Resource Mgmt.

Bryan Curtis
Vice President and Associate Publisher
Rutledge Hill Press

Gary Davidson
Vice President/ Field and Phone Sales
Trade Sales/CBA

Lara Dulaney
Director/Budget and Policy Compliance
Women of Faith

Troy Edens
Executive Director
Finance

Bette Ezzell
Executive Director
Credit Department

Craig Featherstone
Senior Vice President/ Marketing and Promotion
Thomas Nelson Bibles

Terri Gibbs
Vice President and Editor-in-Chief
J. Countryman Books

Jeff Gott
Vice President
Marketing Services

George Gower
Vice President
Inventory Management

Mary Graham
President
Women of Faith

Deeann Grand
Vice President/Editorial
Tommy Nelson

Scott Holloway
Director
Facilities Administration

Les Hottovy
Tax Director

Wayne Kinde
Associate Publisher
Reference & Electronic Publishing

Ron Land
Senior Vice President
Sales

Dan Lynch
Senior Vice President/ Entertainment Products
Tommy Nelson

Mike Mason
Vice President
Systems and Financial Analyst

Hank McBride
Vice President
Cool Springs Press

Jonathan Merkh
Vice President and Associate Publisher
Thomas Nelson Books

Mike Middleton
Vice President/ Merchandising
Mass Market Sales

Laura Minchew
Senior Vice President and Publisher
Tommy Nelson

Mike Mitchell
Vice President
Customer Services

David Moberg
Executive Vice President
W Publishing Group

Peter Nikolai
Vice President
Backlist Development

Victor Oliver
President/Editorial
Oliver Nelson Books

Jerry Park
Senior Vice President
CBA Trade and International Sales

Rick Proctor
Vice President
Information Technology

Troy Reichert
Regional Sales Manager
Nelson Resource Mgmt.

Amy Roberts-Chandy
Director/Operations
Women of Faith

Sharron Rock
Director of Finance
Women of Faith

Sam Rodriguez
Associate Publisher
Editorial Caribe

Craig Salazar
Vice President
Nelson Direct

Bob Sanford
Senior Vice President
Thomas Nelson Bibles

Ted Squires
Vice President
Nelson Resource Mgmt.

Larry Stone
Senior Vice President and Publisher
Rutledge Hill Press

Mark Sweeney
Senior Vice President and Publisher
W Publishing

Jim Thomason
Director
Human Resources

Dan Wright
Vice President
International Export Publishing

Corporate Information

Purpose

Thomas Nelson's purpose is to publish, produce and market products that honor God and serve humanity, and to enhance shareholder value.

Form 10-K

Copies of the Annual Report on Form 10-K for the fiscal 2002 year, including financial statements and financial statement schedules, as filed with the Securities and Exchange Commission are available from the Company free of charge. Copies of exhibits filed with the Annual Report on Form 10-K will also be available on payment of charges approximating the Company's cost. If you wish a copy of the Form 10-K, or have any questions about the information in this Annual Report, please direct your inquiries to:

Mr. Joe L. Powers
Executive Vice President
Thomas Nelson, Inc.
P.O. Box 141000
Nashville, Tennessee 37214-1000
(615) 902-1300

Shareholder Services

Shareholders desiring to change the name, address or ownership of stock, to arrange for direct deposit of dividends, to report lost certificates or to consolidate accounts should contact the Stock Transfer Agent listed below at (800) 568-3476.

Corporate Executive Offices
501 Nelson Place
P.O. Box 141000
Nashville, Tennessee 37214-1000
(615) 889-9000

Stock Transfer Agent
SunTrust Bank, Atlanta
Corporate Trust Department
P.O. Box 4625
Atlanta, Georgia 30302
(800) 568-3476

